


























Quik












PLAGE
NON
SURVEILLÉE
flexdex™
PERFORMANCE SKATEBOARDS




SILVER








































12






QUIKSILVER














Vendetta Vendetta Vendetta Vendetta Vendetta Vendetta Vendetta Vendetta Vendetta
Vendetta
1984
Vendetta
ASPTT
MARSEILLE
etnies


Vendetta Vendetta Vendetta Vendetta Vendetta Vendetta Vendetta Vendetta Vendetta Vendetta
Vendetta
Vendetta
Vendetta
PHIL SHAO




ROXY






Roxy














Quiksilver.


No words needed



We can try to define ourselves through words,
but words cannot describe the intangible.


Through the self-expression of those who represent us,
the world has learned about Quiksilver.


Indescribable character. Strength beyond words.


Quiksilver.

Letters to Shareholders

Dear Shareholders,

Fiscal 2003 was, once again, a record year for Quiksilver. Total revenues increased by 38% to $975 million, and we grew earnings per share by 34% to $1.03, exceeding expectations in every quarter of the year. In addition to this excellent financial performance, we took major steps to become more and more not just global brands, but a global company. Sales in the Asia/Pacific region are included in our results for the first time since the acquisition of our licensees in these territories early in fiscal 2003. We organized and funded our joint venture for China, a very exciting growth opportunity. We acquired Omareef Europe and Q.S. Optics, our licensees for European and domestic eyewear and European wetsuits, and we established QS Asia Sourcing in Hong Kong, a significant step to globalize our sourcing activities. Across our various operating divisions, we have formalized our management structure, outlined our expectations, opened new lines of communication, and fostered a greater sense of community and purpose within our company.

We believe we have entered a new stage of global growth. When we first began this business, we were a surf lifestyle company with a single brand. We sold young men's apparel to independent surf shops, essentially operating within the subculture of surfing. We eventually realized we had something special and began to plant the seeds of diversification by expanding our product range and our distribution. To fuel our new growth opportunities, we went public in 1986. In the 1990s, we diversified even further. We acquired the European Quiksilver licensee, which was still in its infancy. We created the Roxy brand. We also focused on driving our lifestyle message to a broader audience through a combination of aggressive grass roots marketing, print media and, importantly, through the development of our proprietary retail concept, Boardriders Clubs. Realizing our market opportunity was bigger and truly global, we acquired our international trademarks in 2000 and our remaining major licensees in the Asia/Pacific region in 2002 to consolidated global control of our brands.

With the progress of the last two years, we have now entered a new stage of development and growth. Surf is the heart and soul of the company and will remain so. Yet Quiksilver has transcended these roots to become a company that represents the global, casual mindset of youth. If you were able to visit the many markets around the world that I've seen, you would see a community of youth that shares the same essence – individual expression, an adventurous spirit and a passionate approach – all embodied in the sports that we represent. We hold the leadership position in this emerging global trend. Plus we have the management talent, the worldwide operational structure and the marketing capability to leverage this position.

Boardriding is the foundation of our brands. In 2003, we continued to sponsor over 500 professional and amateur athletes and produced many of the most widely respected and viewed events and promotions in boardriding. We sponsored contests on the Association of Surfing Professionals' World Championship Tour in Australia, Fiji, Japan, California and France. Our Times Square Boardriders Club grand opening celebration was a huge success, garnering publicity from major national news media. We again touched countless kids at the grass roots level through surf camps, skate tours, product giveaways and many other events. But perhaps even more significant in fiscal 2003, was the success we had in communicating these events to an even broader audience. Millions of people saw Quiksilver Entertainment's productions of Surf Girls on MTV and 54321 on Fox Sports Net.

Given our obsession for the outdoors, it's our mission to give something back to the global community through environmental, cultural, artistic and scientific projects. In cooperation with the University of Southern California and the USC Wrigley Institute for Environmental Studies, we formed the QuikScience Partnership to tap into children's love of the ocean and use an exploration-based marine science curriculum to make science more approachable, relevant and fun. We're confident that increased education and broader awareness of the impact humans have on our oceans will result in a better environment for the children of tomorrow. The winning team of the QuikScience Challenge will be awarded a trip on the Quiksilver Crossing in the Caribbean Sea. We'll soon complete our fifth year of exploration with the Quiksilver Crossing, which in many ways is just beginning. It has explored and charted the health of reef systems and new surf venues around the world, and after passing through the Suez Canal into the Mediterranean Sea, spent seven months in Europe. Soon the Crossing will head up the Atlantic Coast to the Great Lakes.

Quiksilver is poised to take its business around the world to a new level. We have transcended our humble beginnings on the beaches of California to become a truly global company and lifestyle. We remain committed to our ideals in both lifestyle and business, and we will continue to pursue excellence and success in each and every venture we undertake.

Thank you to all of our shareholders, customers, and employees for your loyalty and your good work. The whole world lies ahead of us.

Robert B. McKnight, Jr.
Chairman of the Board

Dear Shareholders,

Fiscal 2003 was an incredible year for Quiksilver, not only from a financial point of view, but also through the progress we've made toward globalizing the company. In the Americas, revenues increased 18% to $492 million. European revenues increased 37% to $386 million, and we layered in $94 million of revenues from Asia/Pacific. Total revenues grew 38% to $975 million, including royalties, while net income grew 56% to $58.5 million. Diluted earnings per share totaled $1.03, well ahead of our initial expectations. We improved our gross margin to 44.4% from 40.6%, integrated the acquisition of our outlet stores in the U.S., formed our tech division for eyewear and watches, brought our Asia/Pacific licensees into the group, achieved amazing milestones with our new Boardriders Club in Times Square, and took significant steps to unite our development and production of certain product categories across divisional borders.

The environment in the Americas remained difficult, particularly in the spring season, and retailers were generally cautious. Yet the visibility of boardriding has never been higher. Our inventories were somewhat higher than planned through some of the year, but they returned to normal levels by the end of the year with minimal impact on our profitability. Our gross margin in the Americas grew by 340 basis points, and operating income increased 29% to nearly $46 million. Our men's business was strong, and our women's division continued to grow at a very healthy pace.

In Europe, the market was also challenging, but our lifestyle and the sports we represent continue to resonate with our customers. Our good results carry on in major markets such as France, Spain and the United Kingdom, and we're still progressing in countries such as Italy and Germany. The strength of the euro helped our reported revenues and our gross profit margin. European revenues grew 15% in euros, but grew 37% as reported in dollars, and our gross margin increased 380 basis points. European operating profits increased 50% to $62 million.

Revenues of our Asia/Pacific division were included in our results for eleven months of fiscal 2003 since being acquired. Contributing $94 million of revenues and $12 million of operating profit was excellent, but what's more exciting is the future potential. We have excellent growth opportunities throughout this region. We're putting in place the foundation for long-term growth in Japan, which is a tremendous market, and we expect to have our first Boardriders Club in mainland China this spring in partnership with Glorious Sun.

It is our objective to develop brands and businesses that will lead the global youth market for branded sportswear and accessories. To succeed, it is vital that we remain committed to the culture of boardriding and to the authenticity of our own brands and heritage. We have been completely connected with youth since our start, and this relevance must continue with future generations as it does today. As a member of our Board of Directors said, a brand represents a contract between a company and its customers. We deeply believe this, and we uphold our end of the bargain by producing high quality apparel and related products that reliably represent our lifestyle and culture.

Wherever we go we find our lifestyle being embraced passionately by a global youth market that's already connected through sports, art, music and fun. It is our mission to communicate our values and the excitement of boardriding to more and more people. Our Quiksilver Entertainment team plays an important role in this by bridging the gap between the content we produce and kids that are hungry to see it. We've had successes in fiscal 2003 with television programs, books and cosponsored products, but we're just beginning.

Our message is strong, compelling and unique. Our opportunities abound. There are 58 million youth aged 10 to 24 in the U.S. This is a big market, but is dwarfed by our current market, which including Canada, the European Union, Australia, New Zealand and Japan, has 164 million youth. And this is before including Central America, South America and cities like Shanghai, Beijing and Hong Kong, which alone are each the size of some countries. As we move into this new phase of global development, we have opportunities to develop new products such as shoes, eyewear and watches. We have retail opportunities around the globe. We have geographic opportunities in territories like Japan, China, Mexico, Brazil and Eastern Europe. Plus we are still growing our wholesale businesses in current territories. As we look ahead to the next five years or so, we believe that Quiksilver and Roxy can each be $1 billion businesses, with our other brands on top of that.

Over the years, there has been an ever changing sea of competition for us in a variety of markets. However, we remain the undisputed leader in an emerging global trend. I think that during this new phase of growth, we will demonstrate to people in new countries and communities that the ideals we represent have real meaning in their lives. Ultimately, no matter where you might travel around the globe, I believe you will find people everywhere on earth living the lifestyle we symbolize and enjoying the products we make.

I would like to personally thank our employees around the world for their hard work and support over the year, and our management teams for their leadership and dedication to our goals. The future is bright.

Bernard Mariette
President

Revenue


99 / $446
00 / $519
01 / $621
02 / $705
03 / $975

Net Income


03 / $58.5
02 / $37.6
00 / $31.8
01 / $28.0
99 / $26.6

Net Income Per Share



99 / $0.57
00 / $0.69
01 / $0.58
02 / $0.77
03 / $1.03

Note: Amounts are adjusted for the May 2003 two-for-one stock split

Product Mix | Sales Mix | Distribution Channels | Geographic Regions


13% tops
18% outerwear
20% accessories, footwear and hardgoods
17% bottoms
20% t-shirts
12% swim
58% Quiksilver
32% Roxy
10% other brands
44% specialty stores
36% core shops
11% department stores
5% U.S. exports
4% distributors
50% Americas
40% Europe
10% Asia / Pacific

The Company

Quiksilver has developed from a 1970s boardshort company into a multinational apparel and accessory company grounded in the philosophy of youth. Our mission is to become the leading global youth apparel company, to maintain our core focus and roots while bringing our lifestyle message of boardriding, independence, creativity and innovation to this global community.

Individual expression, an adventurous spirit, authenticity and a passionate approach are all part of young people's mindset and are the essence of our brands. Combine this with the aesthetic appeal of beaches and mountains, and a connection is established that transcends borders and continents. Include thirty-plus years of quality, innovation and style, and you have Quiksilver.

Products



Youth is a state of mind, an attitude, and a culture. Staying young is natural at Quiksilver. We live the lifestyle we portray. And because we are part of the market we serve, our inspiration comes from within. We simply ask ourselves, "What would we want?", and then we make it. This has been the same since the beginning.

We design product in Huntington Beach, California; St. Jean de Luz, France; Torquay, Australia and Chigasaki Japan. These businesses were all once separate Quiksilver licensees, creating product to be locally relevant while working together to develop globally recognizable brands. With the acquisition of the Asia/Pacific licensees in December 2002, all of the Quiksilver International licensees are part of Quiksilver, Inc. Going forward, regional teams will now work together to design select product categories with the global market in mind.

We design all of our products, but they're normally produced by outside contractors and imported as complete garments. Screenprinting, embroidery and other embellishments are often done after import, some in our facilities. Goods are produced principally in Hong Kong, China and the Far East, but also in the U.S., Mexico, India, North Africa, Portugal and elsewhere. We have recently established QS Asia Sourcing in Hong Kong, which will broaden its scope from coordinating production for our Asia/Pacific division to coordinating production for all of our global businesses.

Distribution Channels


CHASE
QUIKSILVER
QUIKSILVER
QUIKSILVER
QUIKSILVER


QUIKSILVER





The foundation of our distribution is surf shops, many of which have developed from their beginnings as providers of surfboards and surfing equipment to shops with a full line of apparel, shoes and accessories. These shops are found all over the world, wherever surf spots are within driving distance. Snowboarding shops, skate shops and other retailers that focus on boardsports are the other components of our core market and bring the boardriding lifestyle to the mountains and the street.

Quiksilver concept stores, Boardriders Clubs, have been an important part of our retail strategy since the early 1990s. These stores carry both Quiksilver and Roxy product and visually demonstrate our history, authenticity and commitment to surfing and other boardriding sports. We also operate Roxy shops and other retail concepts. We own some of these shops, while licensees own the others. As of October 31, 2003, there were 138 company-owned shops, 149 shops operating as wholesale accounts under license, and another 94 shops in licensed territories such as Turkey, South Africa and Korea where we earn royalties. Many new shops were opened in 2003, but none more powerful than our Boardriders Club in Times Square. This shop has quickly become our most productive, and is a testament to the potential international strength of our brands in mainstream markets.

Another major component of our distribution is through specialty chains, such as Pacific Sunwear, Zumiez and Chicks Sporting Goods, as well as many independent sports and fashion shops around the world. A smaller portion of our distribution is through select department stores, including Macy's, Robinsons/May, Galeries Lafayette and Corte Ingles.


QUIKSILVER




QUIKSILVER


EDDIE AIKA
waimea ba
hawaii

The youth market we serve is substantial. According to the Population Reference Bureau, there are approximately 60 million youth ages 10 to 24 in the U.S. where we generate about half of our revenue. This demographic nearly triples if kids in Europe, Australia, New Zealand and Japan are added, all markets where we operate. Plus, we are at the beginning stages of developing our business in China through a joint venture with Glorious Sun Enterprises, Ltd., which adds another 300-plus million youth to our market. Clearly, our opportunities are sizeable.

Authenticity is not a marketing slogan for Quiksilver. Throughout our history we have sponsored top professional athletes in our sports along with hundreds of amateurs. They provide a ground level and real connection to our customer and represent our brands to the world. As the surf industry has grown over the years through our efforts and others, a structure has been established where these athletes can make a living doing with they love – boardriding. The visual imagery of our athletes living their lives and doing their sports resonates perfectly in the multimedia world in which we now live.

Our events range from world-class surfing contests to grass roots product giveaways. In 2003, major surf contests included the Quiksilver Pro Fiji, the Quiksilver Niijima Pro in Japan and the Boost Mobile Pro presented by Quiksilver at Lower Trestles in California. The Quiksilver Slopestyle Pro featured the best freestyle riders in the world in Europe's finest snowpark at Les Arcs, France. Our skate team toured Chicago, and the 7th annual Roxy Wahine Classic was held at San Onofre in California. We sponsor local competitions for rising stars and introduce many more to surfing through our surf camps.

Media


roxy
surf

In the 1970s, we communicated the Quiksilver lifestyle by outfitting the best surfers in the world in our revolutionary boardshorts. That practice continues today with all of our products. Quiksilver's mountain-wave logo and Roxy's heart logo can be seen on the best boardriders around the world, in editorial content and in feature stories about our athletes. One theme remains common – our lifestyle is about fun.

Our sports and our lifestyle have tremendous visual appeal. Print advertising has been important since the first surf magazines were published. Today, our images are not only in core magazines life Surfer, Surfing, Skateboarder, Transworld Snow, and Surf/Skate/Snow Girl, but also in mainstream publications like Maxim, Teen People, Teen Vogue and Paper, and in targeted publications like Fader, BlackBook and Flaunt.

We recently formed Quiksilver Entertainment to expand the reach of our lifestyle message even further through television, books and new distribution platforms like video-on-demand. Most of the content for this media already exists in our events. The attraction of our boardriding lifestyle gives us unique access to people and places that are of enormous interest to today's youth. In 2003, we coproduced 54321, a Fox Sports Net daily news show focusing on boardriding, BMX and motocross. We also produced Surf Girls, an MTV reality show featuring the lives of fourteen girls competing for a wild-card entry in a professional surfing event. For younger girls, the Luna Bay Roxy Girl book series was launched.






SCIENCE
CHALLENGE


SURF-AID

In keeping with our outdoor lifestyle message, we continue to support initiatives that relate to the global environment, particularly our oceans. New in 2003 is the QuikScience Partnership, which is a collaboration between the University of Southern California, the USC Wrigley Institute for Environmental Studies, Quiksilver and the Quiksilver Foundation. The mission is to improve K–12 science education in America by using children's love of the ocean to make science more approachable, relevant and fun through an exploration-based marine science curriculum.

One of the activities is the QuikScience Challenge, a competition designed to expand the use of ocean-related curriculum in science classes. School teams will be judged on a series of activities, including the expansion of marine science lesson plans, leading their peers in a public service activity that is tied to the oceans, and the preparation of an "ocean education portfolio" that artistically presents this material and documents the student and teacher leadership. An example would be the ways that the storm drains connect our cities to the beach. Prizes include a trip on the Quiksilver Crossing in the Caribbean Sea and a research weekend at the USC Wrigley Marine Science Center on Catalina Island.

The Quiksilver Crossing, which was launched in 1999, continues on its international mission to explore the world's oceans for surf, contribute to the environment by documenting the state of the coral reefs, and build bonds with local cultures by respecting them and their customs. The Quiksilver Crossing has traveled more than 60,000 nautical miles, hosted more than 320 passengers – including 20 marine biologists – and conducted more than 130 surveys as part of the Reef Check global coral reef monitoring program. Environmental leaders around the world have acclaimed the Quiksilver Crossing, including the United Nations Environmental Program and the Fijian Government.

Our Brands



Quiksilver

Quiksilver's ethos of individualism, creativity, innovation and freedom are embodied in its authentic boardriding culture and represented by its logo, a wave breaking over a snowcapped mountain. Quiksilver's essential qualities of functionality, innovation and durability remain true to its heritage.

Quiksilver starts with young men in the 14 to 25 year old range, but also reaches younger with Quiksilver Boys and Quiksilver Toddlers. Our men's line, Quiksilveredition, combines top quality fabrics and style with an athletic waterman image. Products cover a full range of sportswear, accessories and wintersports apparel, including woven shirts, knits, t-shirts, fleece, pants, walkshorts, boardshorts, denim, underwear, socks, jackets, sweaters, hats, backpacks, wallets, sandals, shoes, watches, sunglasses, technical snowboard outerwear, goggles, wetsuits, lycra tops, surfboards and travel services. Quiksilver represents 58% of our consolidated revenues.


















ADJ.
SECOND
LVER












Roxy

Roxy created the surf-inspired category for young women and girls and continues to lead today. The Roxy girl is independent, athletic, feminine, fashionable, and she appreciates innovation and simplicity. Roxy's heart logo combines offsetting Quiksilver mountain wave logos and signifies boardriding and the beach lifestyle.

Roxy starts with juniors in the 13 to 21 year old range, but also reaches younger girls with Roxy Girl and Teenie Wahine for little girls. Roxy's success swelled with the introduction of the boardshort for girls, and was expanded to include tops, t-shirts, fleece, pants, walkshorts, denim, swimwear, underwear, loungewear, socks, jackets, sweaters, skirts, casual dresses, hats, backpacks, wallets, purses, luggage, sandals, shoes, snowboardwear, snowboards, jewelry, beauty care and room furnishings. Roxy represents 32% of our consolidated revenues.


























ROXY







Other Brands

Beyond Quiksilver and Roxy, our other brands comprise 10% of our consolidated revenues and include longstanding swim and snowboard brands and incubating brands as well. Our juniors swim brands, Raisins and Radio Fiji, stand for youth and athleticism. The innovative prints of Leilani, our missy swim brand, symbolize a self-confident and sophisticated woman.

Located in Seattle, Washington, Mervin Manufacturing is home to our snowboard brands, Lib Technologies, Gnu and Bent Metal bindings. We make snowboards, boots, bindings, accessories and skate decks with industry leading technology.

Twelve-time world champion Tony Hawk signifies our Hawk skate apparel and accessories line for boys. Synonymous with the sport of skateboarding, Tony's groundbreaking moves are reflected in the clothes that bear the Hawk emblem. In Europe, we are the licensee for Gotcha, a brand that communicates surf style with a street edge. Fidra is our casual, contemporary golf line by industry pioneer, John Ashworth, which upholds the distinct character of the links yet retains an edge that coincides with our boardriding heritage.

We regard passion and authenticity as the essential catalysts for global brand growth and progress. These characteristics are communicated throughout our portfolio of brands.




GOTCHA



Our People

Boardriding is a visual metaphor of who we are and what we stand for, but it's our people that make it happen. Fiscal 2003 was the first year of our operations as a global company with all of the major Quiksilver licensees under one ownership structure, and our people stepped up to the new challenges and opportunities this presents.

Our Quiksilver culture emanates from our corporate headquarters in Huntington Beach, California, our European headquarters in St. Jean de Luz, France, and our Asia/Pacific headquarters in Torquay, Australia. It is evident throughout the organization from the executive offices right down to the shipping docks where the daily tasks can be grueling.

	Alec Dressel Designer Quiksilver Americas	At Quiksilver I'm involved in something that I believe in, and I'm able to promote the lifestyle I live through my work and our products.
	Bruno Fistie Head Graphic Designer Quiksilver Europe	I'm always excited to get up in the morning to look for new ideas and inspiration. The magical aspect of our job is being able to surf every day with workmates – we get to live the lifestyle
	Michelle Kilner Australia Events Coordinator Quiksilver Asia/Pacific	It's exciting and rewarding to be part of a company that began out of a passion. Quiksilver has offered challenges and awesome opportunities, allowing full expression and progression in my position
	Todd Richards Quiksilver Snowboarder	Quiksilver is my favorite sponsor. I feel like part of the family here. They really value their riders' opinions, and we feel like we make a difference.
	Dave Rossitor Australia Export Manager Quiksilver Asia/Pacific	The best part about working for Quiksilver is all of the opportunities for personal growth. It's like being part of a really big family of like minded people
	Sophia Mulanovich Roxy Surfer	Roxy is like Mom. They take care of me, and it's like a family. I just love Roxy so much. I've never felt like this for a brand before. Roxy is a company full of love. It's all about having fun, enjoying life and the moment
	Stephanie Paul Sales Coordinator, Germany Quiksilver Europe	It's a perfect balance between work, fun and respect. I have new challenges every day!
	Rosa Torres Pattern Maker Quiksilver Americas	I love cutting, sewing and working with all of my friends
	Tony Hawk Skateboarding Legend and Quiksilver Teamrider	The thing that is great about Quiksilver is that they just get it, nothing about boardsports needs to be explained here.

Financial Information

Selected Financial Data, page 97 / Management's Discussion and Analysis, page 98 / Consolidated Balance Sheets, page 110 / Consolidated Statements of Income and Comprehensive Income, page 111 / Consolidated Statements of Stockholders' Equity, page 112 / Consolidated Statements of Cash Flows, page 113 / Notes to Consolidated Financial Statements, page 114 / Independent Auditors' Report, page 129 / Corporate Information, page 130

Selected Financial Data

The statement of income and balance sheet data shown below were derived from our consolidated financial statements. Our consolidated financial statements as of October 31, 2003 and 2002 and for each of the three years in the period ended October 31, 2003, included herein, have been audited by Deloitte & Touche LLP, our independent auditors. You should read this selected financial data together with our consolidated financial statements and related notes, as well as the discussion under the caption "Management's Discussion and Analysis".

Years Ended October 31, (Amounts in thousands, except per share data and ratios)	2003[1]	2002	2001	2000	1999
Statement of Income Data					
Revenues	$ 975,005	$ 705,484	$ 620,621	$ 519,370	$ 445,857
Income before provision for income taxes	90,067	59,986	45,412	51,862	44,867
Net income	58,516	37,591	28,021	31,836	26,584
Net income per share [2]	1.08	0.80	0.61	0.71	0.60
Net income per share, assuming dilution [2]	1.03	0.77	0.58	0.69	0.57
Weighted average common shares outstanding [2]	54,224	46,918	45,904	44,812	44,192
Weighted average common shares outstanding, assuming dilution [2]	56,635	48,944	48,098	46,464	46,568
Balance Sheet Data					
Total assets	$ 707,970	$ 450,589	$ 418,738	$ 358,742	$ 259,673
Working capital	286,625	160,518	132,416	119,529	109,823
Lines of credit	20,951	32,498	66,228	49,203	28,619
Long-term debt	123,419	54,085	70,464	66,712	28,184
Stockholders' equity	446,508	272,873	216,594	177,614	151,753
Current ratio	3.0	2.2	1.8	2.0	2.3
Return on average stockholders' equity [3]	16.3	15.4	14.2	19.3	19.7

(1) Fiscal 2003 includes the operations of Asia/Pacific since its acquisition effective December 1, 2002. See Note 2 of our financial statements.
(2) Per share amounts and shares outstanding have been adjusted to reflect a two-for-one stock split effected on May 9, 2003 and a three-for-two stock split effected on April 23, 1999, each in the form of a stock dividend.
(3) Computed based on net income divided by the average of beginning and ending stockholders' equity.

Management's Discussion and Analysis

Overview

We began our domestic operations in 1976 as a designer and manufacturer of *Quiksilver* branded boardshorts designed for the sport of surfing. We grew our business through the late 1980's by expanding our *Quiksilver* products into a full range of sportswear, and we bought our U.S. trademark from the *Quiksilver* brand's Australian founders in 1988. The distribution of our products was primarily through surf shops. Since the early 1990's, we have diversified and grown our business by increased sales of our *Quiksilver* product line, the creation of new brands such as *Roxy*, the introduction of new products, the development of our retail operations, and acquisitions. We acquired the *Quiksilver* licensee in Europe in 1991 to expand geographically, we purchased Quiksilver International in 2000 to gain global ownership of the *Quiksilver* brand, and we acquired Quiksilver Asia/Pacific at the end of 2002 to unify our global operating platform and take advantage of available synergies in product development and sourcing, among other things. We also acquired various other smaller businesses and brands. Brand building has been a key to our growth, and we have always maintained our roots in the boardriding lifestyle. Today our products are sold throughout the world, primarily in surf shops and specialty stores that provide an outstanding retail experience for our customers.

Over the last five years, our revenues have grown from $446 million in fiscal 1999 to $975 million in fiscal 2003. We design, produce and distribute clothing, accessories and related products exclusively in the consumer products industry. Through fiscal 2002, we had two geographic segments, the Americas and Europe. We also now have the Asia/Pacific segment as a result of an acquisition in fiscal 2003. The Americas segment includes revenues from the U.S., Canada and other exports from the U.S. The European segment includes revenues primarily from Western Europe. The Asia/Pacific segment includes revenues primarily from Australia, New Zealand, and Japan. Royalties earned from various licenses in other international territories are categorized in corporate operations. Revenues by geographic segment are as follows:

Years Ended October 31, (in thousands)	2003	2002	2001	2000	1999
Americas	$ 492,442	$ 418,008	$ 391,575	$ 333,075	$ 290,363
Europe	386,226	282,684	223,877	182,614	153,371
Asia/Pacific	94,187	–	–	–	–
Corporate Operations	2,150	4,792	5,169	3,681	2,123
Total revenues	$ 975,005	$ 705,484	$ 620,621	$ 519,370	$ 445,857

We operate in markets that are highly competitive, and our ability to evaluate and respond to changing consumer demands and tastes is critical to our success. Shifts in consumer preferences could have a negative effect on companies that misjudge these preferences. We believe that our historical success is due to the development of an experienced team of designers, artists, sponsored athletes, merchandisers, pattern makers, and cutting and sewing contractors. It's this team and the heritage and current strength of our brands that has helped us remain in the forefront of design in our markets. Our success in the future will depend on our ability to continue to design products that are acceptable to the marketplace. There can be no assurance that we can do this. The consumer products industry is fragmented, and in order to retain and/or grow our market share, we must continue to be competitive in the areas of quality, brand image, distribution methods, price, customer service, and intellectual property protection.

Results of Operations

The table below shows the components in our statements of income as a percentage of revenues:

Years Ended October 31,	2003	2002	2001
Revenues	100.0%	100.0%	100.0%
Gross profit	44.4	40.6	38.3
Selling, general and administrative expense	34.0	30.7	29.2
Operating income	10.4	9.9	9.1
Interest expense	0.9	1.2	1.8
Foreign currency and other expense	0.3	0.2	–
Income before provision for income taxes	9.2%	8.5%	7.3%

Fiscal 2003 Compared to Fiscal 2002

Revenues Total revenues increased 38% in fiscal 2003 primarily as a result of increased unit sales and new products. Revenues in the Americas increased 18%, and European revenues increased 37%. Primarily because we acquired the business of our Australian and Japanese licensees in the first quarter of fiscal 2003, our royalty income decreased to $2.2 million from $4.8 million. Instead we now report product sales in this geographic region, which totaled $94.2 million in fiscal 2003.

Americas' revenues in our men's category, which includes the *Quiksilver Young Men's, Boys, Toddlers, Wintersports, Quiksilveredition, Hawk Clothing* and *Fidra* divisions, increased 13% to $258.8 million in fiscal 2003 from $229.2 million the year before. Americas' revenues in our women's category, which includes the *Roxy, Roxy Girl, Teenie Wahine, Raisins, Leilani* and *Radio Fiji* divisions, increased 25% to $223.1 million from $178.4 million for those same periods. Wintersports hardgoods are sold primarily under the *Lib Technologies, Gnu* and *Bent Metal* brands and totaled $10.5 million in fiscal 2003 compared to $10.4 million in the previous year. Men's revenues in the Americas increased generally across all divisions. The women's increase came from both the *Roxy* and *Raisins* divisions. We believe that our product design and marketing efforts are resulting in increased consumer demand for our products in the Americas.

European revenues were approximately 40% of our consolidated total in fiscal 2003. In U.S. dollars, revenues in the men's category increased 41% to $293.1 million in fiscal 2003 from $208.3 million in the previous year. Women's revenues increased 25% to $93.1 million from $74.4 million for those same periods. Revenue growth was the largest in France, Spain and the United Kingdom. We believe that our product design and marketing efforts are resulting in increased consumer demand for our products in the European market. For consolidated financial statement reporting, euro results must be translated into U.S. dollar amounts at average exchange rates, but this can distort performance when exchange rates change from year to year. To understand our European fiscal 2003 growth and better assess competitive performance and market share gains, it is important to look at revenues in euros as well, which is our operational currency in Europe. In euros, revenues grew 15% in fiscal 2003. This is lower than the 37% growth rate in U.S. dollars because the U.S. dollar was worth fewer euros on average in fiscal 2003 compared to fiscal 2002.

Gross Profit *Our consolidated gross profit margin increased 380 basis points in fiscal 2003.* The gross profit margin in the Americas increased to 40.1% from 36.7%, while our European gross profit margin increased to 49.1% from 45.3%. The Asia/Pacific gross profit margin was 46.9%. The Americas improvement occurred primarily due to an increase in our gross profit margin in the first half of fiscal 2003 because we lowered inventory levels toward the end of fiscal 2002. Consequently, our end-of season clearance business was down compared to the year before, and our gross margins on those sales were up. In the second half, the Americas' gross profit margin was 39.3%. Our European gross profit margin increased in the second half of fiscal 2003 primarily as a result of the weaker U.S. dollar. Because a portion of our European product is purchased with U.S. dollars, product costs in euros decrease as the U.S. dollar decreases in value in comparison to the euro. Additionally, both the Americas' and European gross profit margins improved because we had a higher percentage of our sales through company-owned retail stores. We earn higher gross margins on sales in company-owned stores, but these higher gross margins are offset by store operating costs.

Selling, General and Administrative Expense Selling, general and administrative expense increased 53% in fiscal 2003. In the Americas, it increased 28% to $151.7 million from $118.2 million, and in Europe it increased 47% to $127.5 million from $86.6 million for those same periods. The Asia/Pacific segment added $32.0 million of these expenses. Higher personnel costs and other costs related to increased sales volume were the primary reasons for these increases. As a percentage of revenues, selling general and administrative expense increased to 34.0% in fiscal 2003 from 30.7% in fiscal 2002. Selling, general and administrative expense increased as a percentage of revenues primarily due to the incremental operating costs of new company-owned retail stores, and to a lesser extent additional marketing expenses.

Interest Expense and Income Taxes Interest expense decreased 4% in fiscal 2003. Additional interest on debt incurred to acquire and operate the new Asia/Pacific segment was more than offset by lower interest rates in Europe and in the Americas. The Company's income tax rate decreased to 35.0% in fiscal 2003 from 37.3% in fiscal 2002. This improvement resulted primarily because a higher percentage of our fiscal 2003 profits were generated in countries with lower tax rates.

Net Income Net income in fiscal 2003 increased 56%, and earnings per share on a diluted basis increased 34%.

Management's Discussion and Analysis

Fiscal 2002 Compared to Fiscal 2001

Revenues Total revenues increased 14% in fiscal 2002 primarily as a result of increased unit sales and new products. Revenues in the Americas increased 7%, and European revenues increased 26%. Royalty income decreased in fiscal 2002 from 2001 because we acquired our domestic outlet store licensee during the fourth quarter of fiscal year 2002 and terminated our domestic watch licensee. Accordingly, royalty income was $4.8 million in fiscal 2002 compared to $5.2 million in fiscal 2001.

In the Americas, our men's revenues increased 7% to $229.2 million in fiscal 2002 from $214.3 million the year before. Women's revenues increased 8% to $178.4 million from $165.9 million for those same periods. Wintersports hardgoods totaled $10.4 million in fiscal 2002 compared to $11.3 million in the previous year. Revenues in our men's category increased generally across all divisions. The increase in our women's category was the result of increases in both the *Roxy* and *Raisins* divisions. We believe that our product design and marketing efforts resulted in increased consumer demand for our products.

European revenues were approximately 40% of our consolidated total in fiscal 2002. In U.S. dollars, revenues in our men's category increased 19% to $208.3 million in fiscal 2002 from $175.2 million in the previous year. Revenues in our women's category increased 53% to $74.4 million from $48.7 million for those same periods. Revenue growth was the largest in France, the United Kingdom and Spain. We believe that our product design and marketing efforts resulted in increased consumer demand for our products in the European market. In euros, revenues grew 22% in fiscal 2002. This is lower than the 26% growth rate in U.S. dollars because the U.S. dollar was worth fewer euros on average in fiscal 2002 compared to fiscal 2001.

Gross Profit Our consolidated gross profit margin increased 230 basis points in fiscal 2002. In the Americas, the gross profit margin increased to 36.7% from 34.7%, while our European gross profit margin increased to 45.3% from 43.2%. The majority of the improvement in the Americas gross profit margin was related to events in the prior year. We recorded a $6.0 million write-down in the carrying value of our domestic inventory in the fourth quarter of fiscal 2001. In the aftermath of September 11, 2001, the market for consumer products, including casual lifestyle apparel, experienced a dramatic falloff in demand and resulted in a substantial amount of customer order cancellations. This phenomenon created an industry wide glut of excess product available to the traditional off-price channel thereby driving the price of certain seasonal product below cost. Accordingly, a reduction in the carrying value of our domestic inventories was required. We had no such reduction in fiscal 2002. The domestic gross profit margin improved in the second half of fiscal 2002 because we lowered inventory levels toward the end of the year. Consequently, our end-of season clearance business was down compared to the year before, and our gross margins on those sales were up. This offset lower domestic gross margins on sales of end-of-season inventories in the first half of the year. Our European gross profit margin increased primarily due to lower production costs. Additionally, both the Americas and European gross profit margins improved because we had a higher percentage of our sales through company-owned retail stores. We earn higher gross margins on sales in company-owned stores, but these higher gross margins are offset by store operating costs.

Selling, General and Administrative Expense Selling, general and administrative expense increased 20% in fiscal 2002. In the Americas, it increased 9% to $118.2 million from $108.5 million, and in Europe it increased 34% to $86.6 million from $64.8 million for those same periods. Higher personnel costs and other costs related to increased sales volume were the primary reasons for these increases. As a percentage of revenues, selling general and administrative expense increased to 30.7% in fiscal 2002 from 29.2% in fiscal 2001. Selling, general and administrative expense increased as a percentage of revenues primarily due to the incremental operating costs of new company-owned retail stores.

Interest Expense and Income Taxes Interest expense decreased 21% in fiscal 2002. This decrease was due primarily to lower average balances and lower interest rates on our debt in the Americas. Our income tax rate decreased to 37.3% in fiscal 2002 from 38.3% in fiscal 2001. This improvement resulted primarily because a higher percentage of our fiscal 2002 profits were generated in countries with lower tax rates. Our rate also decreased because we adopted SFAS No. 142 during fiscal 2002 and discontinued the amortization of certain intangible assets, which was not tax deductible.

Net Income Net income in fiscal 2002 increased 34%, and earnings per share on a diluted basis increased 31%.

Financial Position, Capital Resources and Liquidity

We finance our working capital needs and capital investments with operating cash flows and bank revolving lines of credit. Multiple banks in the U.S., Europe and, now, Australia and Japan, make these lines of credit available. Term loans are used to supplement these lines of credit and are typically used to finance long-term assets.

Cash and cash equivalents totaled $27.9 million at October 31, 2003 versus $2.6 million at October 31, 2002. Working capital amounted to $286.6 million at October 31, 2003, compared to $160.5 million at October 31, 2002, an increase of 79%. Our strategy is to keep cash balances low and maintain adequate liquidity in our credit facilities to supplement operating cash flows as needed. We believe that our current cash flows and credit facilities are adequate to cover our cash needs for the foreseeable future. Furthermore, we believe that increases in our credit facilities can be obtained if needed to fund future growth.

Operating Cash Flows We generated $36.6 million from operations in fiscal 2003 compared to $76.8 million in fiscal 2002. This $40.2 decrease was primarily caused by the increase in inventories combined with the small decrease in accounts payable, which together used $32.1 of cash, a $53.2 million increase in cash used compared to $21.1 of cash provided the year before. This more than offset the $28.2 million increase in cash from higher net income adjusted for noncash expenses. Changes in other working capital components also used $15.2 of additional cash compared to the year before.

We generated $76.8 million from operations in fiscal 2002 compared to $5.8 million in fiscal 2001. This $71.0 million improvement resulted from several factors. The largest factor was the decrease in inventories. We used $17.7 million in fiscal 2001 as inventories increased and accounts payable decreased. By contrast, we generated $21.1 million in fiscal 2002 as inventories decreased and trade accounts payable increased, an improvement of $38.8 million. Cash flows increased by $10.1 million from higher net income adjusted for noncash expenses, and accounts receivable increased at a slower rate, resulting in an $8.0 million improvement. The increases in accrued liabilities and income taxes payable resulted in an additional $18.9 million of positive cash flows compared to the year before.

Capital Expenditures We have avoided high levels of capital expenditures for our manufacturing functions by using independent contractors for sewing and other processes such as washing, dyeing and embroidery. We perform the cutting process in-house in the Americas to enhance control and efficiency, and we screenprint a portion of our product in-house in both the Americas and in Europe.

Fiscal 2003 capital expenditures were $33.1 million, which was approximately $11.0 million higher than the $22.2 million we spent in fiscal 2002 and the $22.6 million spent in fiscal 2001. In fiscal 2003, we increased our investment in company-owned retail stores and in computer systems. Investments in warehouse equipment, computer equipment and fixtures continued in fiscal 2003 as in the previous years.

New company-owned retail stores are again part of our plans in fiscal 2004. Computer hardware and software will also be added to continuously improve systems. Capital spending for these and other projects in fiscal 2004 is expected to range between $35.0 million and $40.0 million, depending on the pace of our retail expansion.

Acquisitions Effective December 1, 2002, we acquired our licensees in Australia and Japan to unify our global operating platform and take advantage of available synergies in product development and sourcing, among other things. This group of companies is referred to as "Asia/Pacific" and comprises two Australian operating companies, Ug Manufacturing Co. Pty Ltd. and QSJ Holdings Pty Ltd., one Japanese operating company, Quiksilver Japan KK, and the holding company, Quiksilver Australia Pty Ltd. Ug Manufacturing Co. Pty Ltd. was still owned by the founders of the Quiksilver brand and was the original Quiksilver operating company that has been producing Quiksilver products in Australia and surrounding countries and territories for over 30 years. Along with a Japanese partner, the founders also started Quiksilver Japan KK, which has been the Quiksilver licensee in Japan for approximately 20 years. The operations of Asia/Pacific have been included in the Company's results since December 1, 2002.

The initial purchase price, excluding transaction costs, includes cash of $25.3 million and 5.6 million shares of our common stock valued at $71.3 million. Transaction costs totaled $2.5 million. The valuation of the common stock issued in connection with the acquisition was based on the quoted market price for 5 days before and after the announcement date. The initial purchase price was subject to adjustment based on the closing balance sheet, which was finalized in the third quarter of fiscal 2003. The sellers are entitled to future payments denominated in Australian dollars ranging from zero to $23.1 million if certain sales and earnings targets are achieved during the three years ending October 31, 2005. The amount of goodwill initially recorded for the transaction would increase if such contingent payments are made.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)	
Current assets	$ 55,889
Long-term assets	6,325
License agreements	10,100
Goodwill	65,713
Total assets acquired	138,027
Current liabilities	38,890
Net assets acquired	$ 99,137

License agreements will be amortized over their remaining lives through June 2012. Goodwill is not subject to amortization and is generally not expected to be deductible for tax purposes.

Effective November 1, 2002, we acquired the operations of our European licensee for eyewear and wetsuits, Omareef Europe, S.A. The initial purchase price was $5.2 million, and includes cash of $4.9 million and assumed debt of $0.3 million. This transaction was recorded using the purchase method of accounting and resulted in goodwill of $3.5 million.

Effective February 1, 2003, we acquired our U.S. eyewear licensee, Q.S. Optics, Inc. The initial purchase price was $2.9 million, and includes cash of $2.4 million and assumed debt of $0.5 million. The acquisition has been recorded using the purchase method of accounting and resulted in goodwill of $2.1 million.

The operating results for each of the acquisitions are included in our consolidated results since their acquisition dates. Assuming each of these acquisitions had occurred as of November 1, 2001, consolidated revenues would have been $981.6 million and $789.2 million for fiscal 2003 and 2002, respectively. Net income would have been $58.5 million and $44.2 million, respectively, for those same years, and diluted earnings per share would have been $1.03 and $0.81, respectively.

Effective September 15, 2002, we acquired Beach Street, Inc., a company that operates 26 Quiksilver outlet stores. The acquisition of Beach Street has increased our control over our brands and distribution and has enabled us to capture some incremental gross margin. We issued 596,184 shares of our common stock valued at $6.9 million as consideration for the acquisition.

Effective July 1, 2000, we acquired Quiksilver International, an Australian company that owns the worldwide trademark rights to the *Quiksilver* brand name (other than in the United States and Mexico where those rights were already owned by us). The initial acquisition payment was $23.6 million, which included cash consideration of $23.1 million and transaction costs, net of imputed interest, of $0.5 million. Under the terms of the purchase agreement, two additional payments were to be made. One was made at the end of fiscal 2002, and another is to be made at the end of fiscal 2005. These additional payments, which are denominated in Australian dollars, are contingent on the computed earnings of Quiksilver International through June 20, 2005, subject to specified minimums. The deferred minimum purchase price payments, which were discounted to present value, totaled $17.3 million at the date of the acquisition and were included as a component of the purchase price recorded at July 1, 2000. The payment made at the end of fiscal 2002 was increased by $9.6 million, with a corresponding increase to Trademarks, as a result of Quiksilver International's operations for the two years ended June 30, 2002, resulting in a total payment of $20.7 million. The obligation related to the remaining deferred purchase price payment is reflected in our consolidated balance sheet as a component of debt.

We believe that we have benefited and will continue to benefit from unified ownership of the *Quiksilver* brand worldwide. Global product decisions can be controlled by us, and the opportunities for coordinated global sourcing and marketing programs are enhanced.

Debt Structure A syndication of U.S. banks finances our business in the Americas, European banks finance our European business, and Australian and Japanese banks finance our Asia/Pacific business. Our debt structure includes short-term lines of credit and long-term loans as follows:

October 31, (in thousands)	**2003**
European short-term credit arrangements	$ 12,351
Asia/Pacific short-term lines of credit	8,600
Americas line of credit	60,912
Americas term loan	7,995
European long-term debt	37,071
Asia/Pacific long-term debt	438
Deferred purchase price obligation	17,003
Total debt	$ 144,370

In June 2003, we replaced our syndicated bank facility in the Americas with a new syndicated revolving line of credit. The line of credit expires June 2006 and provides for borrowings up to $170.0 million. The line of credit bears interest based on the bank's reference rate or based on LIBOR for borrowings committed to be outstanding for 30 days or longer. However, the interest rate on a portion of the borrowings under the facility is fixed through interest rate swaps, which were valued at a loss of $0.3 million at October 31, 2003. The weighted average interest rate at October 31, 2003 was 3.2%. The line of credit can be accessed by some of our foreign subsidiaries and includes a $75.0 million sublimit for letters of credit and a $35.0 million sublimit for borrowings in certain foreign currencies. The line of credit agreement contains restrictive covenants. The most significant covenants relate to maintaining certain leverage and fixed charge coverage ratios. The payment of dividends is restricted, among other things, and our U.S. assets, other than trademarks and other intellectual property, generally have been pledged as collateral. At October 31, 2003, we were in compliance with such covenants.

In Europe, we have arrangements with several banks that provide approximately $76.0 million for cash borrowings and approximately $52.0 million for letters of credit. These lines of credit expire on various dates through April 2004, and we believe that the banks will continue to make these facilities available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2003 was $12.4 million at an average interest rate of 2.7%.

In Asia/Pacific, we have revolving lines of credit with banks that provide up to approximately $18.0 million for cash borrowings and letters of credit. These lines of credit will be reviewed by the banks in January 2004 and September 2004, and we believe the banks will continue to make these facilities available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2003 was $8.6 million at an average interest rate of 7.1%.

These line of credit commitments and agreements in the Americas, Europe and Asia/Pacific allow for total maximum cash borrowings and letters of credit of $316.0 million. Commitments totaling $146.0 million expire in fiscal 2004, while $170.0 million expire in fiscal 2006. We had $81.9 million of borrowings drawn on these lines of credit as of October 31, 2003, and letters of credit issued at that time totaled $67.8 million.

We also have a term loan with a single bank in the Americas that amounted to $8.0 million on October 31, 2003 and is repayable in installments of $0.1 million per month with a final balloon payment due on October 29, 2004. We anticipate that these monthly payments and final balloon payment will be paid from borrowings on our Americas' line of credit. This term loan was established in April 2000 and is secured by the leasehold improvements at our headquarters in Huntington Beach, California. The interest rate structure and restrictive covenants are substantially the same as those under the line of credit. However, we entered into an interest rate swap agreement, which was valued at a loss of $0.8 million at October 31, 2003, to fix the interest rate at 8.4% per year. This swap agreement is effective through April 2007 and is an effective hedge of the related interest rate exposure.

In Europe, we also have $37.1 million of long-term debt with several banks, most of which is collateralized by fixed assets. This debt bears interest at rates ranging generally from 2.9% to 5.9%. Principal and interest payments are required either monthly, quarterly or annually, and the loans are due at various dates through 2011.

Our financing activities provided $48.0 million of cash in fiscal 2003 as debt was increased to fund the capital expenditures and business acquisitions discussed above. By contrast in fiscal 2002 debt was reduced, and our financing activities used $35.7 million. In fiscal 2001, $19.9 million was provided by our financing activities to fund capital expenditures.

Contractual Obligations and Commitments We lease certain land and buildings under non-cancelable operating leases. The leases expire at various dates through 2014, excluding extensions at our option, and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. We also have long-term debt and obligations related to business acquisitions. Additional payments to the sellers, ranging from zero to $23.1 million, could be required for our acquisition of Asia/Pacific if certain sales and earnings targets are achieved. Our deferred purchase price obligation related to our acquisition of Quiksilver International could increase based on the computed earnings of Quiksilver International through June 2005. Our significant contractual obligations and commitments as of October 31, 2003 are summarized in the following table:

	Payments Due by Period				
(in thousands)	One Year	Two to Three Years	Four to Five Years	After Five Years	Total
Operating lease obligations	$ 29,086	$ 53,832	$ 44,165	$ 48,403	$ 175,486
Long-term debt obligations	8,877	100,809	11,772	1,961	123,419
Certain purchase obligations	67,785	–	–	–	67,785
	$ 105,748	$ 154,641	$ 55,937	$ 50,364	$ 366,690

Professional Athlete Sponsorships We establish relationships with professional athletes in order to promote our products and brands. We have entered into endorsement agreements with professional athletes in sports such as surfing, snowboarding, skateboarding, windsurfing and golf. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. Accordingly, the amounts of future payments under the terms of these agreements cannot be predicted with certainty. Such expenses are an ordinary part of our operations and are expensed as incurred.

Trade Accounts Receivable and Inventories Our trade accounts receivable were $224.4 million at October 31, 2003 versus $168.2 million the previous year, an increase of 33%. Of those totals, receivables in the Americas increased 1% to $81.9 million compared to $80.8 million, and European receivables increased 26% to $109.9 million from $87.4 million. The new Asia/Pacific segment added $32.6 million at October 31, 2003. Accounts receivable grew more slowly than revenues in the Americas and Europe primarily because of improved collections. The European accounts receivable increase was only 6% as measured in euros. Our overall average days sales outstanding decreased approximately three days at the end of fiscal 2003 compared to the end of fiscal 2002.

Consolidated inventories increased 53% to $146.4 million at October 31, 2003 from $95.9 million the year before. Inventories in the Americas increased 25% to $86.4 million from $69.0 million, and European inventories increased 63% to $43.8 million from $26.9 million. Inventories in the new Asia/Pacific division totaled $16.2 million at October 31, 2003.

Inventories in the Americas increased primarily as a result of the earlier production of current season goods, which increased inventories $6.0 million, and a $7.0 million increase in inventories held based on assortment planning for the outlet stores that were acquired in the fourth quarter of fiscal 2002. In addition, newly opened, company-owned retail stores added about $3.0 million of additional inventory.

Inventories in Europe increased 63% as a result of several factors. The stronger euro in relation to the U.S. dollar increased the U.S. dollar value of European inventories by approximately $5.0 million. In addition, there was approximately $5.0 million of current season goods on hand at October 31, 2003, which were produced early compared to the previous year, and we had $3.0 million of inventory held for our company-owned outlet stores which was a new practice in fiscal 2003.

Inflation Inflation has been modest during the years covered by this report. Accordingly, inflation has had an insignificant impact on our sales and profits.

New Accounting Pronouncements Effective with our financial statements for the quarterly period ended April 30, 2003, we adopted the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 amended SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amended the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We apply Accounting Principles Board Opinion 25 and related interpretations in accounting for our stock option plans. No stock-based employee compensation expense is reflected in net income, as all options granted under our stock option plans had exercise prices equal to the market value of the underlying common stock on the grant dates. The following table contains the pro forma disclosure requirements:

Years Ended October 31, (in thousands)	2003	2002	2001
Actual net income	$ 58,516	$ 37,591	$ 28,021
Less stock-based employee compensation expense determined under the fair value based method	5,656	3,686	3,189
Pro forma net income	$ 52,860	$ 33,905	$ 24,832
Actual net income per share	$ 1.08	$ 0.80	$ 0.61
Pro forma net income per share	$ 0.97	$ 0.72	$ 0.54
Actual net income per share, assuming dilution	$ 1.03	$ 0.77	$ 0.58
Pro forma net income per share, assuming dilution	$ 0.94	$ 0.70	$ 0.52

In August 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. We have adopted this standard and will apply it when, and if, we initiate exit or disposal activities.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. While the provisions of the disclosure requirements began with our financial statements for the three months ended January 31, 2003, the adoption of FIN No. 45 has not had a material impact on our operational results or financial position.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires certain variable interest entities to be consolidated in certain circumstances by the primary beneficiary even if it lacks a controlling financial interest. Adopting FIN 46 will not have a material impact on our operational results or financial position since we do not have any variable interest entities.

Joint Venture Arrangement

We have formed a joint venture with Glorious Sun Enterprises, Ltd. to pursue opportunities to develop our Quiksilver business in China. The joint venture is 50% owned by us and 50% owned by Glorious Sun. Neither partner can independently control the joint venture, and accordingly, the results of its operations are not consolidated in our financial statements. Rather, our pro-rata share of the operating profits or losses are reported in our income statements as a component of operating income, and our net investment is included in other assets. Our investment in the joint venture has not been material to date, but additional capital contributions are anticipated as the joint venture ramps up its business and annual business plans are approved by us and Glorious Sun. Our first Boardriders Club in mainland China is expected to open in the second quarter of fiscal 2004 in the city of Shanghai.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported revenues and expenses. Judgments must also be made about the disclosure of contingent liabilities. Actual results could be significantly different from these estimates. We believe that the following discussion addresses the accounting policies that are necessary to understand and evaluate our reported financial results.

Revenue Recognition Revenues are recognized when the risk of ownership and title passes to our customers. Generally, we extend credit to our customers and do not require collateral. Our payment terms range from net-30 to net-90, depending on the country or whether we sell directly to retailers in the country or to a distributor. None of our sales agreements with any of our customers provide for any rights of return. However, we do approve returns on a case-by-case basis at our sole discretion to protect our brands and our image. We provide allowances for estimated returns when revenues are recorded, and related losses have historically been within our expectations. If returns are higher than our estimates, our earnings would be adversely affected.

Accounts Receivable It is not uncommon for some of our customers to have financial difficulties from time to time. This is normal given the wide variety of our account base, which includes small surf shops, medium-sized retail chains, and some large department store chains. Throughout the year, we perform credit evaluations of our customers, and we adjust credit limits based on payment history and the customer's current creditworthiness. We continuously monitor our collections and maintain a reserve for estimated credit losses based on our historical experience and any specific customer collection issues that have been identified. Historically, our losses have been consistent with our estimates, but there can be no assurance that we will continue to experience the same credit loss rates that we have experienced in the past. Unforeseen, material financial difficulties of our customers could have an adverse impact on our profits.

Inventories We value inventories at the cost to purchase and/or manufacture the product or the current estimated market value of the inventory, whichever is lower. We regularly review our inventory quantities on hand, and adjust inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value. Demand for our products could fluctuate significantly, which was evident in the aftermath of September 11th. The demand for our products could be negatively affected by many factors, including the following:

- weakening economic conditions,
- further terrorist acts or threats,
- unanticipated changes in consumer preferences,
- reduced customer confidence in the retail market, and
- unseasonable weather.

Some of these factors could also interrupt the production and/or importation of our products or otherwise increase the cost of our products. As a result, our operations and financial performance could be negatively affected. Additionally, our estimates of product demand and/or market value could be inaccurate, which could result in an understated or overstated provision required for excess and obsolete inventory.

Long-Lived Assets We acquire tangible and intangible assets in the normal course of our business. We evaluate the recoverability of the carrying amount of these long-lived assets (including fixed assets, trademarks and goodwill) whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. Impairments, if any, would be recognized in operating earnings. We continually use judgment when applying these impairment rules to determine the timing of the impairment tests, the undiscounted cash flows used to assess impairments, and the fair value of a potentially impaired asset. The reasonableness of our judgment could significantly affect the carrying value of our long-lived assets.

Goodwill We evaluate the recoverability of goodwill at least annually based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount including goodwill. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. Fair value is computed based on estimated future cash flows discounted at a rate that approximates our cost of capital. Such estimates are subject to change, and we may be required to recognize impairments losses in the future.

Income Taxes Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences of temporary differences in the financial reporting and tax bases of assets and liabilities. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the value of our deferred tax assets. If we determine that it is more likely than not that these assets will not be realized, we would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Evaluating the value of these assets is necessarily based on our judgment. If we subsequently determined that the deferred tax assets, which had been written down would, in our judgment, be realized in the future, the value of the deferred tax assets would be increased, thereby increasing net income in the period when that determination was made.

Foreign Currency Translation A significant portion of our revenues are generated in Europe, where we operate with the euro as our functional currency, and a smaller portion of our revenues are generated in Asia/Pacific, where we operate with the Australian dollar and Japanese Yen as our functional currencies. Our European revenues in the United Kingdom are denominated in British pounds, and some European and Asia/Pacific product is sourced in U.S. dollars, both of which result in exposure to gains and losses that could occur from fluctuations in foreign exchange rates. We also have other foreign currency obligations related to our acquisition of Quiksilver International and Asia/Pacific. Our assets and liabilities that are denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period. Gains and losses from translation of foreign subsidiary financial statements are included in accumulated other comprehensive income or loss.

As part of our overall strategy to manage our level of exposure to the risk of fluctuations in foreign currency exchange rates, we enter into various foreign exchange contracts generally in the form of forward contracts. For all contracts that qualify as cash flow hedges, we record the changes in the fair value of the derivatives in other comprehensive income. We also use other derivatives that do not qualify for hedge accounting to mitigate our exposure to currency risks. These derivatives are marked to fair value with corresponding gains or losses recorded in earnings.

Forward-Looking Statements

Certain words in this report like "believes," "anticipates," "expects," "estimates" and similar expressions are intended to identify, in certain cases, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the predicted results. Such factors include, among others, the following:

- general economic and business conditions,
- the acceptance in the marketplace of new products,
- the availability of outside contractors at prices favorable to us,
- the ability to source raw materials at prices favorable to us,
- currency fluctuations,
- changes in business strategy or development plans,
- availability of qualified personnel,
- changes in political, social and economic conditions and local regulations, particularly in Europe and Asia and
- other factors outlined in our previously filed public documents, copies of which may be obtained without cost from us.

Given these uncertainties, investors are cautioned not to place too much weight on such statements. We are not obligated to update these forward-looking statements.

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to a variety of risks. Two of these risks are foreign currency fluctuations and changes in interest rates that affect interest expense. (See also Note 16 of our financial statements.)

Foreign Currency and Derivatives We are exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of our international subsidiaries that are denominated in currencies other than their functional currencies. We are also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to our variable rate debt. Furthermore, we are exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of the operating results and financial position of our international subsidiaries. We use various foreign currency exchange contracts and intercompany loans as part of our overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates. In addition, we use interest rate swaps to manage our exposure to the risk of fluctuations in interest rates.

Changes in the fair value of the derivatives for all qualifying cash flow hedges are recorded in other comprehensive income. Other derivatives not qualifying for hedge accounting but used to mitigate exposure to currency risks are marked to fair value with corresponding gains or losses recorded in earnings. As of October 31, 2003, we were hedging forecasted foreign currency transactions expected to occur in the following fourteen months. Assuming exchange rates at October 31, 2003 remain constant, we expect $1.6 million of losses related to hedges of these transactions to be reclassed into earnings over the next fourteen months. Also included in accumulated other comprehensive income at October 31, 2003 is a $2.0 million net charge related to cash flow hedges of our long-term debt, which is denominated in Australian dollars and matures through fiscal 2005, and a $0.4 million net charge from interest rate swaps, which are related to our U.S. dollar denominated long-term debt and mature through fisal 2007.

On the date we enter into a derivative contract, we designate the derivative as a hedge of the identified exposure. We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. We identify in this documentation the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicate how the hedging instrument is expected to hedge the risks related to the hedged item. We formally measure effectiveness of our hedging relationships both at the hedge inception and on an ongoing basis in accordance with our risk management policy. We will discontinue hedge accounting prospectively:

- if we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item,
- when the derivative expires or is sold, terminated or exercised,
- if it becomes probable that the forecasted transaction being hedged by the derivative will not occur,
- because a hedged firm commitment no longer meets the definition of a firm commitment, or
- if we determine that designation of the derivative as a hedge instrument is no longer appropriate.

During the fiscal year ended October 31, 2003, we reclassified into earnings a net loss of $5.4 million resulting from the expiration, sale, termination or exercise of derivative contracts. Additionally, we recognized a loss of $0.8 million during the fiscal year ended October 31, 2003 for changes in the value of derivatives that were marked to fair value.

We enter into forward exchange and other derivative contracts with major banks and are exposed to credit losses in the event of nonperformance by these banks. We anticipate, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, we do not obtain collateral or other security to support the contracts.

Translation of Results of International Subsidiaries As discussed above, we are exposed to financial statement gains and losses as a result of translating the operating results and financial position of our international subsidiaries. We translate the local currency statements of income of our foreign subsidiaries into U.S. dollars using the average exchange rate during the reporting period. Changes in foreign exchange rates affect our reported profits and distort comparisons from year to year. We use various foreign currency exchange contracts and intercompany loans to hedge the profit and loss effects of such exposure, but accounting rules do not allow us to hedge the actual translation of sales and expenses.

By way of example, when the U.S. dollar strengthens compared to the euro, there is a negative effect on our reported results for Quiksilver Europe. It takes more profits in euros to generate the same amount of profits in stronger U.S. dollars. The opposite is also true. That is, when the U.S. dollar weakens there is a positive effect.

In fiscal 2003, the U.S. dollar weakened compared to the euro. As a result, our European sales increased 15% in euros compared to the year before, but increased 37% in U.S. dollars.

The Euro The primary countries where our European subsidiary operates, with the exception of the United Kingdom, adopted the euro as legal currency effective January 1, 1999. At that time, exchange rates between the French franc and certain other European currencies were fixed versus the euro. Euro denominated currency began circulating as of January 1, 2002. Our European subsidiary began processing transactions in euros as of November 1, 2001.

Interest Rates Most of our lines of credit and long-term debt bear interest based on LIBOR. Interest rates, therefore, can move up or down depending on market conditions. As discussed above, we have entered into interest rate swap agreements to hedge a portion of our exposure to such fluctuations. The approximate amount of our remaining variable rate debt was $73.0 million at October 31, 2003, and the average interest rate at that time was 3.3%. If interest rates were to increase by 10%, our net income would be reduced by approximately $0.1 million based on these fiscal 2003 levels.

Consolidated Balance Sheets

October 31, (in thousands, except share amounts)	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 27,866	$ 2,597
Trade accounts receivable, net – Note 3	224,418	168,237
Other receivables	7,617	7,415
Inventories – Note 4	146,440	95,872
Deferred income taxes – Note 13	17,472	14,070
Prepaid expenses and other current assets	9,732	6,638
Total current assets	433,545	294,829
Fixed assets, net – Notes 5 and 7	99,299	73,182
Intangible assets, net – Notes 2, 6 and 12	65,577	51,134
Goodwill – Notes 2, 6 and 15	98,833	26,978
Deferred income taxes – Note 13	1,984	1,411
Other assets	8,732	3,055
Total assets	$ 707,970	$ 450,589
Liabilities and Stockholders' Equity		
Current liabilities:		
Lines of credit – Note 7	$ 20,951	$ 32,498
Accounts payable	64,537	47,279
Accrued liabilities – Note 8	41,759	40,137
Current portion of long-term debt – Note 7	8,877	10,680
Income taxes payable – Note 13	10,796	3,717
Total current liabilities	146,920	134,311
Long-term debt – Note 7	114,542	43,405
Total liabilities	261,462	177,716
Commitments and contingencies – Note 9		
Stockholders' equity – Note 10:		
Preferred stock, $.01 par value, authorized shares – 5,000,000; issued and outstanding shares – none	–	–
Common stock, $.01 par value, authorized shares – 85,000,000; issued and outstanding shares – 57,020,517 (2003) and 49,360,294 (2002)	570	494
Additional paid-in capital	155,310	66,522
Treasury stock, 1,442,600 shares	(6,778)	(6,778)
Retained earnings	277,554	219,038
Accumulated other comprehensive income (loss) – Note 11	19,852	(6,403)
Total stockholders' equity	446,508	272,873
Total liabilities and stockholders' equity	$ 707,970	$ 450,589

See notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

Consolidated Statements of Income

Years Ended October 31, (in thousands, except per share amounts)	2003	2002	2001
Revenues	$ 975,005	$ 705,484	$ 620,621
Cost of goods sold	541,753	419,155	382,762
Gross profit	433,252	286,329	237,859
Selling, general and administrative expense	332,187	216,625	181,220
Operating income	101,065	69,704	56,639
Interest expense	8,267	8,640	10,873
Foreign currency loss (gain)	2,243	729	(95)
Other expense	488	349	449
Income before provision for income taxes	90,067	59,986	45,412
Provision for income taxes – Note 13	31,551	22,395	17,391
Net income	$ 58,516	$ 37,591	$ 28,021
Net income per share – Note 1	$ 1.08	$ 0.80	$ 0.61
Net income per share, assuming dilution – Note 1	$ 1.03	$ 0.77	$ 0.58
Weighted average common shares outstanding – Note 1	54,224	46,918	45,904
Weighted average common shares outstanding, assuming dilution – Note 1	56,635	48,944	48,098

Consolidated Statements of Comprehensive Income

Years Ended October 31, (in thousands)	2003	2002	2001
Net income	$ 58,516	$ 37,591	$ 28,021
Other comprehensive gain (loss):			
Foreign currency translation adjustment	26,799	6,896	2,274
Net loss on derivative instruments, net of tax of $200 (2003) $1,274 (2002) and $839 (2001)	(544)	(2,279)	(1,195)
Comprehensive income	$ 84,771	$ 42,208	$ 29,100

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, November 1, 2000	46,468,072	$ 464	$ 42,601	$ (6,778)	$ 153,426	$ (12,099)	$ 177,614
Exercise of stock options	1,282,000	13	5,852	–	–	–	5,865
Tax benefit from exercise of stock options	–	–	3,778	–	–	–	3,778
Employee stock purchase plan	30,494	1	236	–	–	–	237
Net income and other comprehensive income	–	–	–	–	28,021	1,079	29,100
Balance, October 31, 2001	47,780,566	478	52,467	(6,778)	181,447	(11,020)	216,594
Exercise of stock options	918,692	9	4,139	–	–	–	4,148
Tax benefit from exercise of stock options	–	–	2,543	–	–	–	2,543
Employee stock purchase plan	64,852	1	471	–	–	–	472
Beach Street acquisition	596,184	6	6,902	–	–	–	6,908
Net income and other comprehensive income	–	–	–	–	37,591	4,617	42,208
Balance, October 31, 2002	49,360,294	494	66,522	(6,778)	219,038	(6,403)	272,873
Exercise of stock options	1,983,701	19	10,742	–	–	–	10,761
Tax benefit from exercise of stock options	–	–	6,284	–	–	–	6,284
Employee stock purchase plan	50,666	1	567	–	–	–	568
Asia/Pacific Acquisition	5,625,856	56	71,195	–	–	–	71,251
Net income and other comprehensive income	–	–	–	–	58,516	26,255	84,771
Balance, October 31, 2003	57,020,517	$ 570	$ 155,310	$ (6,778)	$ 277,554	$ 19,852	$ 446,508

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended October 31, (in thousands)	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 58,516	$ 37,591	$ 28,021
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	21,185	14,349	13,877
Provision for doubtful accounts	5,755	5,771	5,042
Loss on sale of fixed assets	183	27	39
Foreign currency loss	23	75	140
Interest accretion	902	1,713	1,667
Deferred income taxes	(2,924)	(4,038)	(3,364)
Changes in operating assets and liabilities, net of effects from business acquisitions:			
Trade accounts receivable	(19,399)	(13,663)	(21,699)
Other receivables	(564)	922	301
Inventories	(30,673)	16,444	(16,492)
Prepaid expenses and other current assets	(2,848)	(2,811)	2,190
Other assets	(3,115)	437	871
Accounts payable	(1,394)	4,661	(1,224)
Accrued liabilities	912	9,291	(1,484)
Income taxes payable	10,032	6,061	(2,038)
Net cash provided by operating activities	36,591	76,830	5,847
Cash flows from investing activities:			
Proceeds from sales of fixed assets	–	–	82
Capital expenditures	(33,071)	(22,216)	(22,622)
Business acquisitions, net of acquired cash – Note 2	(31,195)	(20,676)	(250)
Net cash used in investing activities	(64,266)	(42,892)	(22,790)
Cash flows from financing activities:			
Borrowings on lines of credit	99,110	4,585	70,363
Payments on lines of credit	(56,807)	(39,584)	(53,630)
Borrowings on long-term debt	16,126	6,000	7,872
Payments on long-term debt	(21,710)	(11,309)	(10,824)
Stock option exercises and employee stock purchases	11,330	4,620	6,102
Net cash provided by (used in) financing activities	48,049	(35,688)	19,883
Effect of exchange rate changes on cash	4,895	(655)	(236)
Net increase (decrease) in cash and cash equivalents	25,269	(2,405)	2,704
Cash and cash equivalents, beginning of year	2,597	5,002	2,298
Cash and cash equivalents, end of year	$ 27,866	$ 2,597	$ 5,002
Supplementary cash flow information:			
Cash paid during the year for:			
Interest	$ 5,893	$ 6,297	$ 8,984
Income taxes	$ 21,348	$ 18,914	$ 17,821
Non-cash investing and financing activities:			
Deferred purchase price obligation – Note 2	$ 4,535	$ 5,310	$ 4,267
Common stock issued for business acquisitions – Note 2	$ 71,251	$ 6,908	$ –

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended October 31, 2003, 2002 and 2001

Note 1. Significant Accounting Policies

Company Business The Company designs, produces and distributes clothing, accessories and related products for young-minded people and develops brands that represent a casual lifestyle-driven from a boardriding heritage. The Company's primary focus is apparel for young men and young women under the *Quiksilver, Roxy, Raisins, Radio Fiji* and *Gotcha* (Europe) labels. The Company also manufactures apparel for boys (*Quiksilver Boys* and *Hawk Clothing*), girls (*Roxy Girl, Teenie Wahine* and *Raisins Girls*), men (*Quiksilveredition* and *Fidra*) and women (*Leilani* swimwear), as well as snowboards, snowboard boots and bindings under the *Lib Technologies, Gnu* and *Bent Metal* labels. Distribution is primarily in the United States, Europe and Australia and is primarily based in surf shops and specialty stores that provide an outstanding retail experience for the customer. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

The Company competes in markets that are highly competitive. The Company's ability to evaluate and respond to changing consumer demands and tastes is critical to its success. The Company believes that consumer acceptance depends on product, image, design, fit and quality. Consequently, the Company has developed an experienced team of designers, artists, merchandisers, pattern makers, and cutting and sewing contractors that it believes has helped it remain in the forefront of design in the areas in which it competes. The Company believes, however, that its continued success will depend on its ability to promote its image and to design products acceptable to the marketplace.

Principles of Consolidation The accompanying consolidated financial statements include the accounts of Quiksilver, Inc. and subsidiaries, including Na Pali, SAS and subsidiaries ("Quiksilver Europe") and Quiksilver Australia Pty Ltd. and subsidiaries ("Quiksilver Asia/Pacific"). Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents Certificates of deposit and highly liquid short-term investments purchased with original maturities of three months or less are considered cash equivalents.

Inventories Inventories are valued at the lower of cost (first-in, first-out) or market. Management regularly reviews the inventory quantities on hand and adjusts inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value.

Fixed Assets Furniture, equipment and buildings are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which generally range from two to ten years. Leasehold improvements are recorded at cost and amortized over their estimated useful lives or related lease term, whichever is shorter. The cost of land use rights for certain leased retail locations (totaling approximately $11.4 million at October 31, 2003) is included in, and accounted for, as land in the accompanying consolidated financial statements and is reviewed periodically for impairment.

Long-Lived Assets The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In accordance with SFAS No. 144, management assesses potential impairments of its long-lived assets whenever events or changes in circumstances indicate that an asset's carrying value may not be recoverable. An impairment loss would be recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset.

Goodwill and Intangible Assets Effective November 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Intangible Assets," which revises the accounting for purchased goodwill and intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are tested for impairment annually and also in the event of an impairment indicator. The Company completed the required transitional impairment test and the annual test and determined that no impairment loss was necessary. Any subsequent impairment losses will be reflected in operating income.

With the adoption of SFAS No. 142, the Company discontinued amortization of goodwill and certain trademarks that were determined to have an indefinite life. Had amortization of goodwill and these trademarks not been recorded in the fiscal year ended October 31, 2001, net income would have increased by $2.6 million, net of taxes, and diluted earnings per share would have increased by $0.10.

Other Assets Other assets includes a $0.8 million note receivable from an executive officer related to an international relocation that bears interest at a market rate and is secured by a second trust deed on the executive's residence.

Revenue Recognition Revenues are recognized upon the transfer of title and risk of ownership to customers. Allowances for estimated returns and doubtful accounts are provided when revenues are recorded. Revenues in the Consolidated Statements of Income includes the following:

Years Ended October 31, (in thousands)	2003	2002	2001
Product shipments	$ 972,855	$ 700,692	$ 615,452
Royalty income	2,150	4,792	5,169
	$ 975,005	$ 705,484	$ 620,621

Promotion and Advertising The Company's promotion and advertising efforts include athlete sponsorships, world-class boardriding contests, magazine advertisements, retail signage, television programs, cobranded products, surf camps, skate parks tours and other events. For the fiscal years ended October 31, 2003, 2002 and 2001, these expenses totaled $40.3 million, $35.5 million and $26.6 million, respectively.

Stock-Based Compensation The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock option plans. No stock-based employee compensation expense is reflected in net income, as all options granted under our stock option plans had exercise prices equal to the market value of the underlying common stock on the grant dates. If compensation expense was determined based on the fair value method beginning with grants in the year ended October 31, 1996, the Company's net income and net income per share, assuming dilution would have been reduced to the pro forma amounts indicated below:

Years Ended October 31, (in thousands)	2003	2002	2001
Actual net income	$ 58,516	$ 37,591	$ 28,021
Less stock-based employee compensation expense determined under the fair value based method	5,656	3,686	3,189
Pro forma net income	$ 52,860	$ 33,905	$ 24,832
Actual net income per share	$ 1.08	$ 0.80	$ 0.61
Pro forma net income per share	$ 0.97	$ 0.72	$ 0.54
Actual net income per share, assuming dilution	$ 1.03	$ 0.77	$ 0.58
Pro forma net income per share, assuming dilution	$ 0.94	$ 0.70	$ 0.52

Income Taxes The Company accounts for income taxes using the asset and liability approach as promulgated by SFAS No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities are established for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by a valuation allowance if, in the judgment of the Company's management, it is more likely than not that such assets will not be realized.

Net Income Per Share The Company reports basic and diluted earnings per share ("EPS"). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company's outstanding stock options computed using the treasury stock method. For the years ended October 31, 2003, 2002 and 2001, the weighted average common shares outstanding, assuming dilution, includes 2,411,000, 2,026,000 and 2,194,000, respectively, of dilutive stock options.

Notes to Consolidated Financial Statements

Stock Split During fiscal 2003, the Company's Board of Directors approved a two-for-one stock split that was effected May 9, 2003. All share and per share information has been restated to reflect the stock split.

Foreign Currency and Derivatives The Company's primary functional currency is the U.S. dollar, while Quiksilver Europe functions in euros and British Pounds, and Quiksilver Asia/Pacific functions in Australian Dollars and Japanese Yen. Assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on November 1, 2000. SFAS No. 133 affected the Company's financial statements beginning with the first quarter of fiscal 2001 by requiring that the Company recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The adoption of SFAS No. 133 resulted in a transition adjustment of $0.8 million in the year ended October 31, 2001 (net of tax effects of $0.5 million) that was recorded as a cumulative-effect type adjustment in other comprehensive income to recognize the fair value of derivatives that are designated as cash-flow hedges.

Comprehensive Income Comprehensive income includes all changes in stockholders' equity except those resulting from investments by, and distributions to, stockholders. Accordingly, the Company's Consolidated Statements of Comprehensive Income include net income and foreign currency adjustments that arise from the translation of the financial statements of Quiksilver Europe and Quiksilver Asia/Pacific into U.S. dollars and fair value gains and losses on certain derivative instruments.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments The carrying value of the Company's trade accounts receivable and accounts payable approximates their fair value due to their short-term nature. The carrying value of the Company's lines of credit and long-term debt approximates its fair value as these borrowings consist primarily of a series of short-term notes at floating interest rates.

New Accounting Pronouncements In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has followed the prescribed format and provided the additional disclosures required by SFAS No. 148.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective beginning with our financial statements for the three months ended January 31, 2003. The adoption of FIN No. 45 has not had a material impact on the Company's operational results or financial position.

In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company has adopted this standard and will apply it when, and if, the Company initiates exit or disposal activities.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires certain variable interest entities to be consolidated in certain circumstances by the primary beneficiary even if it lacks a controlling financial interest. Adopting FIN 46 will not have a material impact on the Company's operational results or financial position since it does not have any variable interest entities.

Note 2. Business Acquisitions

Effective December 1, 2002, the Company acquired its licensees in Australia and Japan to unify its global operating platform and take advantage of available syngergies in product development and sourcing, among other things. This group of companies is referred to herein as "Quiksilver Asia/Pacific" and comprises two Australian operating companies, Ug Manufacturing Co. Pty Ltd. and QSJ Holdings Pty Ltd., one Japanese operating company, Quiksilver Japan KK, and the holding company, Quiksilver Australia Pty Ltd. Ug Manufacturing Co. Pty Ltd. was still owned by the founders of the Quiksilver brand and was the original Quiksilver operating company that has been producing Quiksilver products in Australia and surrounding countries and territories for over 30 years. Along with a Japanese partner, the founders also started Quiksilver Japan KK, which has been the Quiksilver licensee in Japan for approximately 20 years. The operations of Quiksilver Asia/Pacific have been included in the Company's results since December 1, 2002.

The initial purchase price, excluding transaction costs, includes cash of $25.3 million and 5.6 million shares of the Company's common stock valued at $71.3 million. Transaction costs totaled $2.5 million. The valuation of the common stock issued in connection with the acquisition was based on the quoted market price for 5 days before and after the announcement date. The initial purchase price was subject to adjustment based on the closing balance sheet, which was finalized in the third quarter of fiscal 2003. The sellers are entitled to future payments denominated in Australian dollars ranging from zero to $23.1 million if certain sales and earnings targets are achieved during the three years ending October 31, 2005. The amount of goodwill initially recorded for the transaction would increase if such contingent payments are made.

The initial allocation of the purchase price was made based on preliminary financial statement information. Adjustments to this initial allocation resulted from finalizing the valuation of acquired assets and liabilities and the closing balance sheet of Quiksilver Asia/Pacific.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition in accordance with the purchase method of accounting:

December 1, (in thousands)	2002
Current assets	$ 55,889
Long-term assets	6,325
License agreements	10,100
Goodwill	65,713
Total assets acquired	138,027
Current liabilities	38,890
Net assets acquired	$ 99,137

License agreements are being amortized over their remaining lives through June 2012. Goodwill is not subject to amortization and is generally not expected to be deductible for tax purposes.

Effective November 1, 2002, the Company acquired the operations of its European licensee for eyewear and wetsuits, Omareef Europe, S.A. The initial purchase price was $5.2 million, which includes a cash payment of $4.9 million and assumed debt of $0.3 million. The acquisition has been recorded using the purchase method of accounting and resulted in goodwill of $3.5 million at the acquisition date, which is not expected to be deductible for tax purposes.

Effective February 1, 2003, the Company acquired its United States eyewear licensee, Q.S. Optics, Inc. The initial purchase price was $2.9 million, which includes a cash payment of $2.4 million and assumed debt of $0.5 million. The acquisition has been recorded using the purchase method of accounting and resulted in goodwill of $2.1 million at the acquisition date. Goodwill is not subject to amortization and is generally not expected to be deductible for tax purposes.

The results of operations for all acquisitions are included in the consolidated statements of income from their respective acquisition dates. Assuming these fiscal 2003 acquisitions had occurred as of November 1, 2001, consolidated net sales would have been $981.6 million and $789.2 million for the years ended October 31, 2003 and 2002, respectively. Net income would have been $58.5 million and $44.2 million, respectively, for those same periods, and diluted earnings per share would have been $1.03 and $0.81, respectively.

Effective September 15, 2002, the Company acquired Beach Street, Inc. ("Beach Street"), a company that operates 26 Quiksilver outlet stores. The results of Beach Street's operations have been included in the consolidated financial statements since that date. As consideration for the acquisition, the Company issued 596,184 shares of common stock valued at $6.9 million. The acquisition has been recorded using the purchase method of accounting. As a result of the acquisition, the Company recorded goodwill of $8.1 million, which is not expected to be tax deductible.

Note 3. Allowance for Doubtful Accounts

The allowance for doubtful accounts includes the following:

Years Ended October 31, (in thousands)	2003	2002	2001
Balance, beginning of year	$ 6,667	$ 6,280	$ 5,090
Provision for doubtful accounts	5,755	5,771	5,042
Deductions	(3,722)	(5,384)	(3,852)
Balance, end of year	$ 8,700	$ 6,667	$ 6,280

Note 4. Inventories

Inventories consist of the following:

October 31, (in thousands)	2003	2002
Raw materials	$ 10,708	$ 14,232
Work in process	8,426	6,826
Finished goods	127,306	74,814
	$ 146,440	$ 95,872

Note 5. Fixed Assets

Fixed assets consist of the following:

October 31, (in thousands)	2003	2002
Furniture and equipment	$ 116,277	$ 83,366
Leasehold improvements	36,452	24,727
Land and buildings	16,341	13,813
	169,070	121,906
Accumulated depreciation and amortization	(69,771)	(48,724)
	$ 99,299	$ 73,182

Note 6. Intangible Assets and Goodwill

A summary of intangible assets is as follows:

October 31, (in thousands)	2003			2002		
	Gross Amount	Amortization	Net Book Value	Gross Amount	Amortization	Net Book Value
Amortizable trademarks	$ 2,453	$ (489)	$ 1,964	$ 2,002	$ (337)	$ 1,665
Amortizable licenses	10,105	(926)	9,179	–	–	–
Non-amortizable trademarks	54,434	–	54,434	49,469	–	49,469
	$ 66,992	$ (1,415)	$ 65,577	$ 51,471	$ (337)	$ 51,134

The change in non-amortizable trademarks is due primarily to an increase in the deferred purchase price payment for the Quiksilver International acquisition. Certain trademarks and licenses will continue to be amortized by the Company using estimated useful lives of 10 to 25 years with no residual values. Intangible amortization expense for the fiscal year ended October 31, 2003 was $1.1 million. Annual amortization expense, based on the Company's amortizable intangible assets as of October 31, 2003, is estimated to be approximately $1.2 million in each of the fiscal years ending October 31, 2004 through 2007 and approximately $1.1 million in the fiscal year ending October 31, 2008.

Goodwill arose primarily from the acquisitions of Quiksilver Europe, The Raisin Company, Inc., Mervin, Freestyle SA, Beach Street and Quiksilver Asia/Pacific. Changes to goodwill from October 31, 2001 reflect the acquisition of Beach Street and foreign exchange fluctuations in fiscal 2002, and the acquisition of Quiksilver Asia/Pacific and foreign exchange fluctuations in fiscal 2003.

Note 7. Lines of Credit and Long-term Debt

A summary of lines of credit and long-term debt is as follows:

October 31, (in thousands)	2003	2002
European short-term credit arrangements	$ 12,351	$ 12,110
Asia/Pacific short-term lines of credit	8,600	–
Americas line of credit	60,912	20,388
Americas term loans	7,995	21,725
European long-term debt	37,071	23,752
Asia/Pacific long-term debt	438	–
Deferred purchase price obligation	17,003	8,608
	$ 144,370	$ 86,583

In June 2003, the Company replaced its syndicated bank facility with a new syndicated revolving line of credit (the "Line of Credit"). The Line of Credit expires June 2006 and provides for a revolving line of credit of up to $170.0 million. The Line of Credit bears interest based on the bank's reference rate or based on LIBOR for borrowings committed to be outstanding for 30 days or longer. However, the interest rate on a portion of the borrowings under the facility is fixed through interest rate swaps, which were valued at a loss of $0.3 million at October 31, 2003. The weighted average interest rate at October 31, 2003 was 3.2%. The Line of Credit can be accessed by certain of the Company's foreign subsidiaries and includes a $75 million sublimit for letters of credit and a $35 million sublimit for borrowings in certain foreign currencies.

The Line of Credit contains restrictive covenants. The most significant covenants relate to maintaining certain leverage and fixed charge coverage ratios. The payment of dividends is restricted, among other things, and the Company's U.S. assets, other than trademarks and other intellectual property, generally have been pledged as collateral. At October 31, 2003, the Company was in compliance with such covenants.

The Company also has a term loan with a U.S. bank that initially totaled $12.3 million in April 2000. This term loan is repayable in installments of $0.1 million per month with a final maturity in October 2004. The Company anticipates that these monthly payments and final balloon payment will be paid from borrowings on the Line of Credit. This term loan is secured by the leasehold improvements at the Company's Huntington Beach headquarters and bears interest contractually based on LIBOR. However, in January 2000, the Company entered into an interest rate swap agreement with a notional amount equal to the term loan, effective through April 2007, to fix the interest rate at 8.4% per annum. The fair value of the interest rate swap at October 31, 2003 was a loss of $0.8 million. The restrictive covenants under this term loan are substantially the same as those under the Line of Credit. The outstanding balance of this term loan at October 31, 2003 was $8.0 million.

Quiksilver Europe has arrangements with banks that provide for maximum cash borrowings of approximately $76.0 million in addition to approximately $52.0 million available for the issuance of letters of credit. At October 31, 2003, these lines of credit bore interest at an average rate of 2.7%. The lines of credit expire on various dates through April 2004, and the Company believes that these lines of credit will continue to be available with substantially similar terms. As of October 31, 2003, $12.4 million was outstanding under these lines of credit.

Quiksilver Europe also has $37.1 million of long-term debt, the majority of which is collateralized by land and buildings. This long-term debt bears interest at rates ranging generally from 2.9% to 5.9%, requires monthly, quarterly or annual principal and interest payments and is due at various dates through 2011.

Quiksilver Asia/Pacific has revolving lines of credit with banks that provide up to $18.0 million for cash borrowings and letters of credit. These lines of credit will be reviewed by the banks in January 2004 and September 2004, and the Company believes these lines of credit will continue to be available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2003 was $8.6 million at an average interest rate of 7.1%.

As part of the acquisition of Quiksilver International in fiscal 2000, the Company was obligated to make two additional purchase price payments, which are denominated in Australian dollars, and are contingent on the computed earnings of Quiksilver International through June 2005. These obligations were discounted to present value as of the acquisition date, and in addition to potentially increasing as this contingency is resolved, the carrying amount of the obligation fluctuates based on changes in the exchange rate between Australian dollars and U.S. dollars. As a result of Quiksilver International's operations for the 24 months ended June 30, 2002, the deferred purchase price obligation was increased by $9.6 million, with a corresponding increase to trademarks, and a payment of $20.7 million in fiscal 2002. As of October 31, 2003, the remaining deferred purchase price obligation totaled $17.0 million.

Short-term obligations that the Company has the intent and ability to refinance on a long-term basis are classified as long-term debt. Principal payments on long-term debt are due approximately as follows (in thousands):

2004	$ 8,877
2005	25,945
2006	74,864
2007	6,842
2008	4,930
Thereafter	1,961
	$ 123,419

Note 8. Accrued Liabilities

Accrued liabilities consist of the following:

October 31, (in thousands)	2003	2002
Accrued employee compensation and benefits	$ 25,010	$ 18,767
Accrued sales and payroll taxes	1,001	1,840
Derivative liability	202	4,437
Other liabilities	15,546	15,093
	$ 41,759	$ 40,137

Note 9. Commitments and Contingencies

Operating Leases The Company leases certain land and buildings under long-term operating lease agreements. The following is a schedule of future minimum lease payments required under such leases as of October 31, 2003 (in thousands):

2004	$ 29,086
2005	27,914
2006	25,918
2007	23,500
2008	20,665
Thereafter	48,403
	$ 175,486

Total rent expense was $24.8 million, $14.9 million and $11.1 million for the years ended October 31, 2003, 2002 and 2001, respectively.

Professional Athlete Sponsorships We establish relationships with professional athletes in order to promote our products and brands. We have entered into endorsement agreements with professional athletes in sports such as surfing, snowboarding, skateboarding, windsurfing and golf. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. Accordingly, the amounts of future payments under the terms of these agreements cannot be predicted with certainty. Such expenses are an ordinary part of our operations and are expensed as incurred.

Litigation In March 2002, the Company filed a lawsuit against GMT Corporation ("GMT"), its then licensee for watches in the U.S., and simultaneously terminated its license agreement with GMT based on allegations that GMT was in material breach of the agreement. GMT disputed the Company's right to terminate and has brought claims against the Company for wrongful termination and other alleged breaches of the license agreement. In January 2004, this dispute was litigated and the Company prevailed, resulting in no material impact on the Company's financial condition or results of operations. Other legal claims against the Company consist of matters incidental to the Company's business. In the opinion of management, the outcome of these claims will not materially affect the Company's consolidated financial position or results of operations.

Indemnities and Guarantees During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale and/or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.

Note 10. Stockholders' Equity

In March 2000, the Company's stockholders approved the Company's 2000 Stock Incentive Plan (the "2000 Plan"), which generally replaced the Company's previous stock option plans. Under the 2000 Plan, 11,672,418 shares are reserved for issuance over its term, consisting of 6,472,418 shares authorized under predecessor plans plus an additional 5,200,000 shares. Nonqualified and incentive options may be granted to officers and employees selected by the plan's administrative committee at an exercise price not less than the fair market value of the underlying shares on the date of grant. Payment by option holders upon exercise of an option may be made in cash or, with the consent of the committee, by delivering previously outstanding shares of the Company's Common Stock. Options vest over a period of time, generally three to five years, as designated by the committee and are subject to such other terms and conditions as the committee determines. Certain stock options have also been granted to employees of acquired businesses.

Changes in shares under option are summarized as follows:

Years Ended October 31,	2003			2002			2001		
	Shares		Weighted Average Price	Shares		Weighted Average Price	Shares		Weighted Average Price
Outstanding, beginning of year	7,670,678	$	6.14	7,145,364	$	5.71	7,232,602	$	5.01
Granted	1,418,000		13.54	1,466,000		7.30	1,284,200		8.65
Exercised	(1,983,701)		5.49	(918,692)		4.66	(1,282,000)		4.58
Canceled	(62,673)		9.27	(21,994)		6.28	(89,438)		7.15
Outstanding, end of year	7,042,304	$	7.79	7,670,678	$	6.14	7,145,364	$	5.71
Options exercisable, end of year	3,960,285	$	6.01	4,652,982	$	5.36	4,680,484	$	4.76
Weighted average fair value of options granted during the year		$	9.78		$	5.40		$	5.35

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the years ended October 31, 2003, 2002 and 2001 assuming risk-free interest rates of 4.3%, 3.9% and 4.9%, respectively, volatility of 59.3%, 63.4% and 64.8%, respectively, zero dividend yield, and expected lives of 4.8, 4.9 and 4.6 years, respectively.

Outstanding stock options at October 31, 2003 consist of the following:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)		Weighted Average Price	Shares		Weighted Average Price
$ 1.61 - $ 3.21	600,002	1.4	$	3.14	600,002	$	3.14
$ 3.21 - $ 4.82	829,770	3.4	$	4.10	829,770	$	4.10
$ 4.82 - $ 6.42	1,295,110	4.7	$	5.70	1,058,110	$	5.62
$ 6.42 - $ 8.03	1,953,131	7.2	$	7.17	832,276	$	7.19
$ 8.03 - $12.85	936,291	7.1	$	9.32	530,127	$	9.48
$12.85 - $14.45	1,282,000	9.1	$	13.31	50,000	$	13.28
$14.45 - $16.06	146,000	9.4	$	15.47	60,000	$	15.70
	7,042,304	6.2	$	7.79	3,960,285	$	6.01

As of October 31, 2003, there were 1,577,565 shares of common stock that were available for future grant.

The Company began the Quiksilver Employee Stock Purchase Plan (the "ESPP") in fiscal 2001, which provides a method for employees of the Company to purchase common stock at a 15% discount from fair market value as of the beginning or end of each purchasing period of six months, whichever is lower. The ESPP covers substantially all full-time domestic employees who have at least five months of service with the Company. The ESPP is intended to constitute an "employee stock purchase plan" within the meaning of section 423 of the Internal Revenue Code of 1986, as amended, and therefore the Company does not recognize compensation expense related to the ESPP. During the years ended October 31, 2003, 2002 and 2001, 50,666, 64,852 and 30,494 shares of stock were issued under the plan with proceeds to the Company of $0.6 million, $0.5 million and $0.2 million, respectively.

Note 11. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (loss) include net income, changes in fair value of derivative instruments qualifying as cash flow hedges, the fair value of interest rate swaps and foreign currency translation adjustments. The components of accumulated other comprehensive income (loss), net of tax, are as follows:

October 31, (in thousands)	2003	2002
Foreign currency translation adjustment	$ 23,870	$ (2,929)
Loss on cash flow hedges and interest rate swaps	(4,018)	(3,474)
	$ 19,852	$ (6,403)

Note 12. Licensing

Since acquiring Quiksilver International Pty Ltd, an Australian company, in July 2000 (See Note 2 – Acquisitions), the Company owns all international rights to use the *Quiksilver* trademark. Prior to this acquisition, the Company owned these intellectual property rights in the United States and Mexico only, and operated under license agreements with Quiksilver International Pty Ltd. to use the Quiksilver trademark in other countries and territories.

Quiksilver Europe has a license agreement with *Gotcha* International, LP that resulted from the Company's acquisition of Freestyle, SA, the European licensee of *Gotcha* International, LP. The license agreement provides that Quiksilver Europe can sell products under the *Gotcha* trademark and tradename through 2015 in the territories covered by the license agreement (primarily Western Europe.) Royalties range from 2.8% to 4.0% of net sales, based on sales volume, with certain minimum requirements. Promotional contributions are also required based on sales volume and range from 1.0% to 1.5%.

The Company licensed the use of the *Quiksilver* and *Roxy* trademarks in Mexico in exchange for royalties of 4.5% of net sales after Mexican taxes. This license terminates in fiscal 2004. The Company also licensed the use of the *Quiksilver* and *Roxy* trademarks on eyewear and licensed a chain of domestic outlet stores. The eyewear licensee and this outlet store chain were acquired in fiscal 2003 and fiscal 2002, respectively, and accordingly, the license agreements were eliminated. See Note 2 – Acquisitions. The Company's license with its domestic watch licensee was terminated during the year ended October 31, 2002.

Effective with the acquisition of Quiksilver International during fiscal 2000, the Company acquired licenses for the use of the *Quiksilver* trademark in various countries and territories around the world. The licensees are headquartered in Australia, Japan, Turkey, South Africa, Brazil, Indonesia, Korea, Argentina, Chile and Mauritius. These licensees pay the Company royalties ranging from 3% to 5% of the licensees' sales. The licensees headquartered in Australia and Japan were acquired during fiscal 2003. See Note 2 – Acquisitions.

Note 13. Income Taxes

A summary of the provision for income taxes is as follows:

Years Ended October 31, (in thousands)	2003	2002	2001
Current:			
Federal	$ 7,240	$ 10,874	$ 8,038
State	2,729	2,545	2,023
Foreign	24,506	13,014	10,694
	34,475	26,433	20,755
Deferred:			
Federal	1,956	(2,435)	(2,506)
State	(56)	(530)	(640)
Foreign	(4,824)	(1,073)	(218)
	(2,924)	(4,038)	(3,364)
Provision for income taxes	$ 31,551	$ 22,395	$ 17,391

A reconciliation of the effective income tax rate to a computed "expected" statutory federal income tax rate is as follows:

Years Ended October 31,	2003	2002	2001
Computed "expected" statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.6	2.2	2.0
Foreign tax effect	(1.0)	0.2	1.9
Foreign tax credit	(2.9)	(0.1)	(0.6)
Other	0.3	–	–
Effective income tax rate	35.0%	37.3%	38.3%

The components of net deferred income taxes are as follows:

October 31, (in thousands)	2003	2002
Deferred income tax assets:		
Allowance for doubtful accounts	$ 6,297	$ 5,718
Trademark amortization	–	993
Other comprehensive income	2,467	2,090
Nondeductible accruals and other	14,641	9,124
	23,405	17,925
Deferred income tax liabilities:		
Goodwill amortization	(1,091)	(903)
Depreciation	(740)	(1,106)
Other	(2,118)	(435)
	(3,949)	(2,444)
Net deferred income taxes	$ 19,456	$ 15,481

The tax benefits from the exercise of certain stock options are reflected as additions to paid-in capital.

Income before provision for income taxes includes $55.2 million, $34.0 million and $23.6 million from foreign jurisdictions for the years ended October 31, 2003, 2002 and 2001, respectively. The Company does not provide for the U.S. federal, state or additional foreign income tax effects on foreign earnings that management intends to permanently reinvest. For the fiscal year ended October 31, 2003, foreign earnings earmarked for permanent reinvestment totaled approximately $126.0 million.

Note 14. Employee Plans

The Company maintains the Quiksilver 401(k) Employee Savings Plan and Trust (the "401(k) Plan"). This plan is generally available to all domestic employees with six months of service and is funded by employee contributions and periodic discretionary contributions from the Company which are approved by the Company's Board of Directors. The Company made contributions of $0.5 million, $0.4 million and $0.4 million to the 401(k) Plan for the years ended October 31, 2003, 2002 and 2001, respectively.

Employees of the Company's French subsidiary, Na Pali, SAS, with three months of service are covered under the French Profit Sharing Plan (the "French Profit Sharing Plan"), which is mandated by law. Compensation is earned under the French Profit Sharing Plan based on statutory computations with an additional discretionary component. Funds are maintained by the Company and vest with the employees after five years, although earlier disbursement is optional if certain personal events occur or upon the termination of employment. Compensation expense of $2.0 million, $1.6 million and $1.0 million was recognized related to the French Profit Sharing Plan for the fiscal years ended October 31, 2003, 2002 and 2001, respectively.

Note 15. Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's management in deciding how to allocate resources and in assessing performance. The Company operates exclusively in the consumer products industry in which the Company designs, produces and distributes clothing, accessories and related products. Operating results of the Company's various product lines have been aggregated because of their common economic and operating characteristics and their reliance on shared operating functions. Within the consumer products industry, the Company has historically operated in the Americas (primarily the U.S.) and Europe. Effective with its acquisition of Quiksilver Asia/Pacific on December 1, 2002, the Company has added operations in Australia, Japan, New Zealand and other Southeast Asian countries and territories. Accordingly, the Company has revised its geographic segments to include Asia/Pacific and corporate operations. Costs that support all three geographic segments, including trademark protection and maintenance, licensing functions and related royalty income are part of corporate operations. Prior period segment disclosures have been revised to conform to this new segment presentation. No single customer accounts for more than 10% of the Company's revenues.

Although the Company operates in one industry segment, it produces different product lines within the segment. The percentages of revenues attributable to each product line are as follows:

	Percentage of Revenues		
	2003	2002	2001
T-Shirts	20%	20%	20%
Accessories	14	12	12
Jackets, sweaters and snowboardwear	12	12	12
Pants	11	11	11
Shirts	10	11	12
Swimwear, excluding boardshorts	8	9	9
Fleece	6	7	6
Shorts	6	6	6
Footwear	5	4	3
Boardshorts	4	3	4
Tops and dresses	3	3	3
Snowboards, snowboard boots, bindings and accessories	1	2	2
	100%	100%	100%

Information related to the Company's geographical segments is as follows:

Years Ended October 31, (in thousands)	2003	2002	2001
Revenues:			
Americas	$ 492,442	$ 418,008	$ 391,575
Europe	386,226	282,684	223,877
Asia/Pacific	94,187	–	–
Corporate Operations	2,150	4,792	5,169
Consolidated	$ 975,005	$ 705,484	$ 620,621
Gross profit:			
Americas	$ 197,434	$ 153,561	$ 136,072
Europe	189,462	127,976	96,618
Asia/Pacific	44,206	–	–
Corporation Operations	2,150	4,792	5,169
Consolidated	$ 433,252	$ 286,329	$ 237,859
Operating income:			
Americas	$ 45,734	$ 35,377	$ 27,601
Europe	61,941	41,327	31,767
Asia/Pacific	12,168	–	–
Corporate Operations	(18,778)	(7,000)	(2,729)
Consolidated	$ 101,065	$ 69,704	$ 56,639
Identifiable assets:			
Americas	$ 300,464	$ 226,715	$ 231,741
Europe	299,977	204,759	172,517
Asia/Pacific	95,835	–	–
Corporate Operations	11,694	19,115	14,480
Consolidated	$ 707,970	$ 450,589	$ 418,738
Goodwill:			
Americas	$ 50,670	$ 15,686	$ 7,572
Europe	41,592	11,292	11,357
Asia/Pacific	6,571	–	–
Consolidated	$ 98,833	$ 26,978	$ 18,929

Goodwill increased in the Americas, Europe and Asia/Pacific during the fiscal year ended October 31, 2003 as a result of the Company's acquisitions of its United States eyewear licensee, its European licensee for eyewear and wetsuits and its licensees in Australia and Japan, as described in Note 2 to the financial statements. Goodwill increased in the Americas during the fiscal year ended October 31, 2002 as a result of the Company's acquisition of Beach Street, Inc., as described in Note 2 to the financial statements. Goodwill related to the acquisition of Quiksilver Asia/Pacific and the trademark value related to the acquisition of Quiksilver International have been allocated to each respective geographic segment based on where the benefits from these intangible asset are estimated to be realized.

France accounted for 39.6%, 41.1% and 45.9% of European net sales to unaffiliated customers for the years ended October 31, 2003, 2002 and 2001, respectively, while the United Kingdom accounted for 21.5%, 20.6% and 18.0%, respectively, and Spain accounted for 16.5%, 15.2% and 14.3%, respectively.

Note 16. Derivative Financial Instruments

The Company is exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of its international subsidiaries that are denominated in currencies other than their functional currencies. The Company is also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to its variable rate debt. Furthermore, the Company is exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in the Company's consolidated financial statements due to the translation of the operating results and financial position of the Company's international subsidiaries. As part of its overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates, the Company uses various foreign currency exchange contracts and intercompany loans. In addition, interest rate swaps are used to manage the Company's exposure to the risk of fluctuations in interest rates.

For all qualifying cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income. Other derivatives, which do not qualify for hedge accounting but are used by management to mitigate exposure to currency risks, are marked to fair value with corresponding gains or losses recorded in earnings. As of October 31, 2003, the Company was hedging forecasted foreign currency transactions expected to occur in the following fourteen months. Assuming exchange rates at October 31, 2003 remain constant, $1.6 million of losses related to hedges of these transactions are expected to be reclassified into earnings over the next fourteen months. Also included in accumulated other comprehensive income at October 31, 2003 is a $2.0 million net charge related to cash flow hedges of the Company's long-term debt, which is denominated in Australian dollars and matures through fiscal 2005, and a $0.4 million net charge from interest rate swaps, which are related to the Company's U.S. dollar denominated long-term debt and mature through fiscal 2007.

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. In this documentation, the Company identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicates how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated, or exercised, (iii) if it becomes probable that the forecasted transaction being hedged by the derivative will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate.

During the fiscal year ended October 31, 2003, the Company reclassified into earnings a net loss of $5.4 million resulting from the expiration, sale, termination, or exercise of derivative contracts. Additionally, a loss of $0.8 million was recognized in earnings during the fiscal year ended October 31, 2003 for changes in the value of derivatives that were marked to fair value.

The Company enters into forward exchange and other derivative contracts with major banks and is exposed to credit losses in the event of nonperformance by these banks. The Company anticipates, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, the Company does not obtain collateral or other security to support the contracts.

A summary of derivative contracts at October 31, 2003 is as follows:

(in thousands)	Notional Amount	Maturity	Fair Value
U.S. dollars	$ 55,004	Nov 2003 – Dec 2004	$ (2,359)
Australian dollars	15,821	Sept 2005	2,425
New Zealand Dollar	1,122	Dec 2003	(27)
Euro	40	Nov 2003 – Dec 2004	3
Interest rate swap	20,000	Nov 2003	(88)
Interest rate swap	6,250	Oct 2004	(163)
Interest rate swap	7,688	Jan 2007	(768)
	$ 105,925		$ (977)

Note 17. Quarterly Financial Data (Unaudited)

A summary of quarterly financial data (unaudited) is as follows:

(in thousands, except per share amounts)	Quarter Ended January 31	Quarter Ended April 30	Quarter Ended July 31	Quarter Ended October 31
Year ended October 31, 2003				
Revenues	$ 192,080	$ 262,210	$ 251,498	$ 269,217
Gross profit	81,508	118,583	107,129	126,032
Net income	6,568	22,630	11,918	17,400
Net income per share, assuming dilution	0.12	0.40	0.21	0.30
Trade accounts receivable	173,511	227,028	217,924	224,418
Inventories	144,237	120,775	159,493	146,440
Year ended October 31, 2002				
Revenues	$ 146,959	$ 187,423	$ 175,044	$ 196,058
Gross profit	54,780	75,739	70,353	85,457
Net income	3,086	13,463	8,845	12,197
Net income per share, assuming dilution	0.06	0.28	0.18	0.25
Trade accounts receivable	145,021	171,669	165,675	168,237
Inventories	116,364	76,313	93,316	95,872

Independent Auditors' Report

To The Board of Directors and Stockholders of Quiksilver, Inc.:

We have audited the accompanying consolidated balance sheets of Quiksilver, Inc. and subsidiaries as of October 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quiksilver, Inc. and subsidiaries as of October 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets.

Deloitte & Touche LLP

Deloitte & Touche LLP

January 20, 2004
Costa Mesa, California

Corporate Information

Board of Directors

Robert B. McKnight, Jr.
Chairman of the Board and CEO, Quiksilver, Inc.

William M. Barnum, Jr.
Managing Member, Brentwood Associates

Charles E. Crowe
Investor

Michael H. Gray
President, Sweet Life Enterprises, Inc.

Harry Hodge
Senior Vice President, Quiksilver, Inc.

Robert G. Kirby
Senior Partner, Capital Guardian Trust Company

Bernard Mariette
President, Quiksilver, Inc.

Franck Riboud
Groupe Danone Chairman and Chief Executive Officer

Tom Roach
President, Palm Springs Harley-Davidson

Executive Officers

Robert B. McKnight, Jr.
Chairman of the Board and CEO, Quiksilver, Inc.

Bernard Mariette
President, Quiksilver, Inc.

Harry Hodge
Senior Vice President, Quiksilver, Inc.

Steven L. Brink
Chief Financial Officer and Treasurer, Quiksilver, Inc.

Charles S. Exon
Executive Vice President, Business and Legal Affairs,
Secretary and General Counsel, Quiksilver, Inc.

Corporate Headquarters
15202 Graham Street
Huntington Beach, California 92649
Telephone (714) 889-2200

Independent Auditors
Deloitte & Touche LLP, Costa Mesa, California

Corporate Counsel
Hewitt & O'Neil LLP, Irvine, California

Annual Meeting
10:00 a.m., March 26, 2004
Corporate Headquarters
15202 Graham Street
Huntington Beach, California 92649

Investor Relations Counsel
Integrated Corporate Relations
Westport, Connecticut
Telephone (203) 222-9013

Registrar & Transfer Agent
American Stock Transfer and Trust Co.
New York, New York
Telephone (800) 937-5449

Form 10-K
A copy of our Annual Report on Form 10-K for the fiscal year ended October 31, 2003, including the financial statements and related notes, but excluding exhibits, is included herewith. Such report has been filed with the Securities and Exchange Commission. Additional copies of the Annual Report on Form 10-K, including financial statements but excluding exhibits, will be made available without charge to the stockholders upon written request to the company, sent to the attention of Steven L. Brink, Chief Financial Officer, at the corporate headquarters.

Market Place
Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "ZQK." The following table shows the high and low sales prices of our common stock, as reported by the NYSE for the two most recent fiscal years.

	High	Low
Fiscal 2003		
4th quarter ended October 31, 2003	$ 19.55	$ 15.00
3rd quarter ended July 31, 2003	18.75	15.59
2nd quarter ended April 30, 2003	16.77	12.10
1st quarter ended January 31, 2003	14.26	11.73
Fiscal 2002		
4th quarter ended October 31, 2002	$ 12.45	$ 8.63
3rd quarter ended July 31, 2002	13.79	9.21
2nd quarter ended April 30, 2002	12.84	8.45
1st quarter ended January 31, 2002	9.74	6.21

Historical high and low sales prices have been adjusted to reflect a two-for-one stock split effected May 9, 2003.

We have historically reinvested our earnings in our business and have never paid a cash dividend. No change in this practice is currently being considered. Our payment of cash dividends in the future will be determined by the Board of Directors, considering conditions existing at that time, including our earnings, financial requirements and condition, opportunities for reinvesting earnings, business conditions and other factors. In addition, under our principal credit agreement with a bank group, we must obtain the bank group's prior consent to pay dividends.

On January 20, 2004, there were approximately 450 holders of record of our common stock and an estimated 11,000 beneficial stockholders.


Quiksilver
15202 Graham Street
Huntington Beach, California 92649
www.quiksilver.com